8/8


03029211

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Altran Technologies

*CURRENT ADDRESS

PROCESSED
AUG 18 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5764 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT) ☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER) ☐
DEF 14A (PROXY)	☐	

OICF/BY: dlw

DATE: 8/12/03

Altran 2002



Annual Report

ARS
12-31-02

ALTRAN
TECHNOLOGIES

Summary

Altran - Annual Report 2002

I. Report of the Board of Directors p. 3

II. Consolidated financial statements and reports for the year ended 31st December 2002 p.17

III. Parent company financial statements and reports for the year ended 31st December 2002 p.43

IV. Reports of the Statutory Auditors p.61

I - Report of the Board of Directors

1 - Activity and significant events during the year p. 4

2 - Research and development p. 9

3 - Parent company financial statements p. 9

4 - Outlook p. 9

5 - Events subsequent to the balance sheet date p. 9

6 - Other information p. 9

7 - Identity of shareholders holding more than 5% of the capital p. 14

8 - Proposed allocation of the 2002 net income p. 15

1 - ACTIVITY AND SIGNIFICANT EVENTS DURING THE YEAR

The preparation of the year end accounts was carried out under the guidance of the finance department, which has implemented a policy of rigorous and prudent accounting. This process was subject to review by the group's Statutory Auditors.
This exercise revealed that a number of transactions, which should have been accounted for in the 2001 period, impacted the financial statements of 2002.

All of these transactions have been accounted for, and their after-tax impact disclosed, on a separate line entitled "Prior period adjustments".

In this way, the view of the 2002 results of the Group are not impacted by the adjustments relating to 2001.

In order to have a basis for comparison, a 2001 pro-forma income statement incorporating the prior period that impacted the 2002 results is presented compared with 2002 adjustments results.

TOTAL REVENUE IN 2002 IS 1,372.9 MILLION EURO.

(million euro)

	2001 Published	Adjustments	2001 Pro Forma	2002
Revenues	1,278.6	- 26.7	1,251.9	1,372.9
EBIT	233.6	- 32.8	200.8	67.4
Net financial income / (expense)	- 5.9	- 5.3	- 11.2	- 27.7
Net extraordinary income / (expense)	- 2.8	- 1.8	- 4.6	6.5
Corporate income tax and employee profit sharing	- 90.7	7.3	- 83.4	- 26.0
Net income before amortisation of goodwill and prior period adjustments	134.3	- 32.7	101.4	20.1
Amortisation of goodwill	- 13.3		- 13.3	- 96.7
Prior period adjustments		- 32.7		- 32.7
Net income/(loss)	120.8		88.1	- 109.3

Revenues in 2002 of 1,372.9 million euro represent an increase of 9.7% compared to the 2001 pro-forma figure of 1,251.9 million euro.

This growth in relation to the 2001 pro-forma revenues results is composed of 5% organic decrease, compensated by growth of 171.3 million euro through the acquisitions.
DTS, the Brazilian subsidiary of the Group, was removed from the scope of the consolidation in the second half of the year due to the inability of the group to obtain financial statements and conduct a financial review under normal conditions.

BREAKDOWN OF REVENUES BY COUNTRY ZONE

(million euro)

Country	2001 pro-forma	2002
Portugal	17.9	18.6
United Kingdom	49.2	86.5
Benelux	100.9	98.6
Sweden	13.4	21.5
Asia	0.0	12.8
Germany	41.2	105.7
Austria	6.1	8.8
Italy	116.8	123.1
Switzerland	44.3	55.0
France	685.1	660.1
Spain	97.4	118.4
Brazil	47.6	24.3
United States	31.9	39.5
Total	**1,251.8**	**1,372.9**

Business outside of France now represents more than half the revenues of the Group. The growth between 2001 and 2002 was particularly significant in Germany and in the United Kingdom.

BREAKDOWN OF REVENUES BY CUSTOMER

The ALTRAN customer portfolio is distributed with the 50 leading customers accounting for around one third of revenues and the ten largest accounting for 17.1%. ALTRAN customer portfolio is also geographically diversified with 7 of the 20 largest customers outside of France..

OPERATING INCOME IN 2002 IS 67.4 MILLION EURO

In 2002, the Group's operating income was 67.4 million euro representing 4.9% of revenues this compares with a pro-forma margin of 16.0% in 2001.
The increase in operating expenses refers to personnel expenses which raise to 957 million euros in 2002 corresponding to a 24% increase. This is mainly due to the growth in the number of employees generated by the aquisition made in 2002.

TOTAL EMPLOYEES


952
1,250
1,603
2,366
3,219
4,369
6,118
8,665
12,823
16,651
17,862
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

The Group's profit was also impacted by the increase in depreciation and amortisation expenses, which increased from 16.0 million euro in 2001 to 50.1 million euro in 2002. Write offs against customer receivables, other current assets and provisions for liabilities and charges resulted in 26.5 million euro of additional charges.

EBITDA was 117.8 million euro in 2002, equivalent to 8.6% of revenues.


76.5
7.1
89
11.5
114.5
20.3
155.8
29.7
210.4
33
291.3
48.9
437.1
81.9
614.8
113.2
900,2
164.5
1,251.9
200.4
1,372.9
67.4
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Chiffre d'affaires
Résultat d'exploitation

NET FINANCIAL INCOME IN 2002 IS -27.7 MILLION EURO

The financial income is due primarily to the interest on Group debt, 15.5 million euro (interest coupons on convertible bond).

Furthermore, the Group acquired shares in a listed foreign company in December 2000 and also purchased some of its own shares, with the aim of taking over this listed foreign company by means of stock exchange.
The acquisition was not completed, but the shares acquired were retained as off-balance sheet commitments, not disclosed in either the financial statements for 2001 or the half-year financial statements at 30th June 2002.

This transaction generated a loss, impacting net financial expenses, broken down into a capital loss on the shares of the foreign company, and the carrying costs.

(million euro)	2001	2002
Impact on financial income / (losses)	-5.3	-2.8
Impact on corporate income tax	1.6	0.8
Impact on Net Income	-3.7	-1.9

The shares held in ALTRAN TECHNOLOGIES reduced shareholders' equity by 9.0 million euro. The unrealised capital loss on ALTRAN shares was 3.3 million euro as at 31st December 2001 and 8.1 million euro as at 31st December 2002.

This transaction was reversed in March 2003, generating an additional loss of 0.6 million euro before tax resulting from the disposal and carrying costs of the shares in the foreign company as well as a capital loss of 0.2 million euro for the disposal of ALTRAN TECHNOLOGIES shares.
The unwinding of this transaction has resulted in a capital loss of 17.0 million euro before tax, of which 8.6 million euro relates to the 2001 period.

NET EXTRAORDINARY INCOME IS 6.4 MILLION EURO

Net extraordinary income of 6.4 million euro is primarily due to the capital gain of 7.8 million euro realised on the acquisition and subsequent cancellation of 69,010 convertible bonds issued by the Group.

Due to the lower before-tax profit, corporate income tax and employee profit sharing of 26.0 million euro, is significantly lower than previous years.

Net profit, before amortisation of goodwill and adjusments related to the 2001 period, is 20.1 million euro.

AMORTISATION OF GOODWILL

The ALTRAN Group has implemented a valuation test for its goodwill. This test has led to extraordinary amortisation charges of 76.4 million euro, in addition to the normal amortisation for the period of 20.3 million euro. After total amortisation expenses of 96.7 million euro, the net value of goodwill assets is 510 million euro.
Adjustments of prior period errors relating to 2001 reduce profit by 32.7 million euro net of tax.

ADJUSTMENTS RELATING TO 2001

The adjustments in relation to 2001 mainly concern revenues, reduced by 26.7 million euro which is a reduction of 2.09% on the published figure for 2001.
Additional adjustments increased operating expenses by 6.1 million euro due to charges against provisions.
The impact on net financial income is due primarily to the share transaction detailed above.
Other adjustments relate to non-recurring items of 1.8 million euro and the overall tax impact of the adjustments.
In accordance with advice note N° 97.06 of the CNC (National Accounting Council), the net amount of prior period adjustments relating to 2001 is disclosed on a separate line net of tax and reduced in 2002 net profit by 32.7 million euro. The total net loss is thus 109.3 million euro.

NET DEBT

Net debt at 31st December 2002 was 415.5 million euro, an increase of 187 million euro compared to 2001. During the second half of the year, efforts undertaken to better control customer receivables resulted in an improvement in collections of around 60 million euro. At the end of the year, day sales outstanding was reduced to 85 days.

ACQUISITIONS

Cash expenditures relating to acquisitions in 2002 amounted to 199.4 million euro.
133.3 million euro was paid as the balance of initial installments for acquisitions in previous years and for the initial payments for acquisitions made in 2002.

Additional purchase consideration is due under so-called "earnout" clauses. The company paid 66.1 million euro in 2002 related to earnout clauses for 2001 profits.
2002 Payables relating to fixed assets of 135 million euro were recorded as liabilities in the balance sheet.
82 million euro is the balance of initial installments on acquisitions made in 2002 which must be paid in 2003.
33 million euro is for earnout payments to be made in 2003 on the profits of 2002 for companies subject to earnouts.
The total of these payments to be made in 2003 is 115 million euro. The remaining 20 million euro, primarily relates to the earnout on the 2001 profit of DTS, a Brazilian subsidiary. Altran has objected to the payment of this earnout and has submitted the dispute to an arbitration tribunal. The Group is unable to express an opinion as to the outcome of this arbitration procedure.

2 - RESEARCH AND DEVELOPMENT

The gross amount of expenditure on research and development was 1.2 million euro. This has been capitalised in the balance sheet.

3 - PARENT COMPANY FINANCIAL STATEMENTS

In 2002, the parent company ALTRAN TECHNOLOGIES recorded revenues of 231 million euro and an EBIT of 2.2 million euro.
The Net Financial Income was 12.7 million euro, Net Extraordinary Income 6.0 million euro and Net Income for the year 3.5 *million euro.*

4 - OUTLOOK

In the coming months the Group will focus its efforts on:
- commercial and marketing activity
- recovery of operating margins
- continuation of management control initiatives so as to regain market trust
- cash generation

5 - EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

On 26th April 2003, the Board of Directors of ALTRAN TECHNOLOGIES aknowledged and recorded the resignation from all their functions and mandates within the Group of Mr Frédéric Bonan and Mr Alain Rougagnou, respectively Chief Executive Officer and Company Secretary (formerly Chief Financial Officer).

The total revenues for the first quarter of 2003, announced on 20th May 2003, were 352.9 million euro, demonstrating the capacity of the Group to maintain its position in a difficult economic environment. Acquisitions made in 2002 contributed 52.7 million euro to the first quarter 2003.

On 11th March 2003, the Board of Directors of the Company decided to grant 3,699,845 stock options to employees and Directors of the Company or of subsidiaries in which the Company holds directly or indirectly at least 10% of the share capital or of companies which hold directly or indirectly at least 10% of the share capital of the Company ("the Beneficiaries").

These options may be exercised, and the corresponding shares subscribed, from 12th March 2007 until 11th March 2011 if the Beneficiary is still an employee of the ALTRAN Group at that date, at the price of 3.17 euro per share with a nominal value of 0.5 euro. The subscription price corresponds to the average price during the last 20 stock market trading sessions prior to 11th March 2003.

These stock options were granted to 2,148 Beneficiaries meeting the conditions defined above.

6 - AUTRES INFORMATIONS

STOCK OPTIONS

The Extraordinary Shareholders' Meeting of 26th June 1996 authorised the Board of Directors to grant stock options to Group employees. During the course of 2002, 1,917,729 shares were subscribed within the context of the plan that has just expired. 97,200 options were exercised by company office holders, of which 79,200 were by Mr Frédéric Bonan and 18,000 by Mr Jean-Michel Martin.
There was no stock option plan for employees of the Group in 2002.

REPORT ON EMPLOYEE SHAREHOLDINGS

On 31st December 2002, the investment fund for company employees (FCPE) held 400,307 ALTRAN TECHNOLOGIES shares, representing 0.43% of its capital.

MANAGEMENT OF THE COMPANY

ALTRAN is managed by a Board of Directors, whose names and positions in other companies are listed below:

Alexis KNIAZEFF

• FRANCE

Chairman and CEO of ALTRAN TECHNOLOGIES S.A.

Chairman and CEO of:

ATLANTIDE GERPI OUEST (Until 12nd November 2002, the date at which the company was converted into a SAS)
ALTIOR S.A.

Director of:

GERPI (Until 12th November 2002, the date at which the company was converted into a SAS)
LORE (Until 12th November 2002, the date at which the company was converted into a SAS)
SEGIME (Until 12th November 2002, the date at which the company was converted into a SAS)
ATLANTIDE (Until 12th November 2002, the date at which the company was converted into a SAS)
ACCARY LECHNER

Representative nominated by ALTRAN TECHNOLOGIES S.A. to the Board of Directors of:

AXIEM S.A.
GRENAT (Until 12th November 2002, the date at which the company was converted into a SAS)

Joint manager of:

AKHME S.A.R.L.
SOCIETE CIVILE IMMOBILIERE SOYER LA SAUSSAYE

• OUTSIDE OF FRANCE

Director of:

ALTRAN ESTUDIOS SERVICIOS Y PROYECTOS S.L. - Spain (Until 28th June 2002)
SOFTWARE DE BASE S.A. - Spain (Until 28th June 2002)

Hubert MARTIGNY

• FRANCE

Vice-Chairman of ALTRAN TECHNOLOGIES S.A.

Vice-Chairman of:

ALTRAN INFORMATION TECHNOLOGIES (Until 13th November 2002, the date at which the company was converted into a SAS)
ALTRAN SYSTEMES D'INFORMATION (Until 13th November 2002, the date at which the company was converted into a SAS)
SIVAN CONSULTING (Until 12th November 2002, the date at which the company was converted into a SAS)
AXIEM S.A.
EGP S.A.
IMMOBILIERE DARU SAINT HONORE IDS H S.A.
SALLE PLEYEL S.A.

Chairman of:

PIANOS D'EXCEPTION S.A.S

Chairman of the Supervisory Board:
MANUFACTURE FRANÇAISE DE PIANOS

Director of:
CIRIEL (Until 30th December 2002, the date at which the company was converted into a SAS)
GRENAT (Until 12th November 2002, the date at which the company was converted into a SAS)

Representative nominated by ALTRAN TECHNOLOGIES to the Board of Directors of:
P.S.I. S.A.
GENTECH S.A.

Joint manager of:
AKHME SARL

Manager of:
HM Musiques SARL
HMP SARL
SOCIETE CIVILE LENOIR

• OUTSIDE OF FRANCE

Chairman of:
ALTRAN ESTUDIOS SERVICIOS Y PROYECTOS S.L. - Spain (Until 28th June 2002)

Director of:
SOFTWARE DE BASE S.A. - Spain (Until 28th June 2002)

Michel FRIEDLANDER

• FRANCE

Deputy CEO of ALTRAN TECHNOLOGIES S.A.

CEO of:
CIRIEL (Until 30th December 2002, the date at which the company was converted into a SAS)
E.E.C. (Until 15th January 2003, the date at which the company was converted into a SAS)
E.G.T.M. (Until 15th January 2003, the date at which the company was converted into a SAS)
OSYS (Until 14th November 2002, the date at which the company was converted into a SAS)
SEGIME (Until 12th November 2002, the date at which the company was converted into a SAS)

Director of:
ACTISYS (Until 13th November 2002, the date at which the company was converted into a SAS)
ADENA TECHNOLOGIES (Until 13th November 2002, the date at which the company was converted into a SAS)
ALPLOG (Until 28th November 2002 at which the company was transformed to SAS status)
ALTAÏR TECHNOLOGIES (Until 12th November 2002, the date at which the company was converted into a SAS)
ALTRAN INFORMATION TECHNOLOGIES (Until 13th November 2002, the date at which the company was converted into a SAS)

Representative nominated by ALTRAN TECHNOLOGIES to the Board of Directors of:
IDEFI (Until 14th November 2002, the date at which the company was converted into a SAS)
LORE (Until 12th November 2002, the date at which the company was converted into a SAS)

Manager of:
SOCIETE CIVILE DE PLACEMENTS BMF FI

• OUTSIDE OF FRANCE

Director of:
CONSULTING INFORMATICO NORMA, S.A. (Spain)
ALTRAN LUXEMBOURG S.A. (Luxemburg)

Frédéric BONAN

The Board of Directors of ALTRAN TECHNOLOGIES formally noted on 26th April 2003 the resignation of Mr Bonan from all his positions and functions within the Group.

• FRANCE

Deputy CEO of ALTRAN TECHNOLOGIES S.A. (Until 18th April 2003)

CEO of:

DP CONSULTING (Until 14th November 2002, the date at which the company was converted into a SAS)
EXCELLIA
LORE (Until 12th November 2002, the date at which the company was converted into a SAS)
ORTHODROME (Until 12th November 2002, the date at which the company was converted into a SAS)

Director of:

ACTISYS (Until 13th November 2002, the date at which the company was converted into a SAS)
ALTRAN SYSTEMES D'INFORMATION (Until 13th November 2002, the date at which the company was converted into a SAS)
ARIANE INGENIERIE S.A.
EDIFIS
E.G.T.M. (Until 15th January 2003, the date at which the company was converted into a SAS)
SIVAN CONSULTING (Until 12th November 2002, the date at which the company was converted into a SAS)

Representative nominated by ALTRAN SYSTEMES D'INFORMATION to the Board of Directors of:

P.S.I. S.A.
IDEFI (Until 14th November 2002, the date at which the company was converted into a SAS)

Manager of:

IMMOBILIERE MONCEAU

Manager of:

SOCIETE CIVILE IMMOBILIERE DE LOCATION ACCEPT FB
SOCIETE CIVILE DE PLACEMENTS I F B -FI

• OUTSIDE OF FRANCE

Chairman of:

ALTRAN EUROPE S.A. (Belgium)
DP EUROPE S.C.R.L. (Belgium)
SOFTWARE DE BASE, S.A. - Spain (Until 28th June 2002)
STE CONSULTING, S.A. - Spain (Until 27th June 2002)
ORGANIZZAZIONE & INFORMATICA S.p.A. (Italy)
CEDATI S.p.A. (Italy)
ALTRAN CONSULTING SYSTEMS, Inc. (U.S.A.)
ALTRAN USA HOLDINGS, Inc. (U.S.A.)
ALTRAN USA, Inc. (U.S.A.)
ARTHUR D. LITTLE NORTH AMERICA, Inc. (U.S.A.)
ALTRAN SCANDINAVIA AB (Sweden)

Manager of:

ALTRAN BETEILIGUNGS GMBH (Germany)
ALTRAN TECHNOLOGIES Gmbh (Germany)
BERATA GMBH (Germany)
ALTRAN BETEILIGUNGS GMBH (Austria)
ALTRAN ESTUDIOS SERVICIOS Y PROYECTOS S.L. - Spain (Until 28th June 2002)
ADVANCED SYSTEMS PROJECTS S.p.A. (Italy)
ALTRAN ITALIA SRL (Italy)
ALTRAN TECHNOLOGIES LUXEMBOURG SARL (Luxembourg)
LORE LUXEMBOURG S.à.r.l. (Luxembourg)
ALTRAN PORTUGAL S.G.P.S. Ltda. (Portugal)

Director of:

ALTRAN BELGIUM S.A. (Belgium)
CONSULTING INFORMATICO NORMA, S.A. (Spain)
STRATEGY CONSULTORS C.P.O.E., S.L. (Spain)
ALTRAN LUXEMBOURG S.A. (Luxembourg)
D1B2 S.A. - Switzerland (Until 24th september 2002)

Director of:

ALTRAN CRITICAL SYSTEMS LIMITED (UK)
ALTRAN TECHNOLOGIES UK LIMITED (UK)
ALTRAN UK LIMITED (UK)
BROOMCO (1750) Limited (UK)
DP CONSULTING SERVICES LIMITED (UK)
HIGH INTEGRITY SYSTEMS LIMITED (UK)
INTERNATIONAL BUSINESS DEVELOPMENT Ltd (UK)
PRAXIS CRITICAL SYSTEMS LIMITED (UK)
YSIDRO LIMITED (UK)
ALTRAN IRELAND LIMITED (Ireland)
ALTRAN INTERNATIONAL B.V. (The Netherlands)
ALTRAN NETHERLANDS B.V. (The Netherlands)
ALTRAN HOLDINGS (SINGAPORE) PTE. LTD. (Singapore)
ALTRAN TECHNOLOGIES SINGAPORE PTE. LTD. (Singapore)
NEWENG CONSULTING AB (Sweden)

Jean-Michel MARTIN

• FRANCE

Director of ALTRAN TECHNOLOGIES S.A.

CEO of:

GERPI (Until 12th November 2002, the date at which the company was converted into a SAS)
GRENAT (Until 12th November 2002, the date at which the company was converted into a SAS)
IDEFI (Until 14th November 2002, the date at which the company was converted into a SAS)

Director of:

ALTRAN INFORMATION TECHNOLOGIES (Until 13th November 2002, the date at which the company was converted into a SAS)
ATLANTIDE GERPI OUEST (Until 12th November 2002, the date at which the company was converted into a SAS)
ATLANTIDE (Until 12th November 2002, the date at which the company was converted into a SAS)
T.MIS (Until 14th November 2002, the date at which the company was converted into a SAS)
ALTIOR S.A.

Manager of:

APOLOG S.A.R.L.
C.G.S. EXECUTIVE SEARCH S.A.R.L.

Annie KNIAZEFF

Director of ALTRAN TECHNOLOGIES S.A. (until 30th September 2002)

Manager of:

GENEPI SARL
G.I

Florian MARTIGNY

Director of ALTRAN TECHNOLOGIES S.A. (until 30th September 2002)

COMPENSATION OF COMPANY OFFICE HOLDERS

In 2002, the total compensation paid by the Group to its office holders, including salary and benefits, amounted to 3,491,346 euro.

The gross amount paid to each of the company office holders was as follows:

KNIAZEFF	Alexis	796,045 €
MARTIGNY	Hubert	796,045 €
FRIEDLANDER	Michel	757,318 €
BONAN	Frédéric	787,845 €
MARTIN	Jean-Michel	354,093 €
	Total	3,491,346 €

ANNUAL GENERAL MEETING

The Group submits the following resolutions for shareholders' approval to grant the Board of Directors the authority, to undertake various financial operations such as debt issues, as well as the issue of any marketable security providing immediate or eventual access to the company capital, with or without the elimination of the preferential subscription right.
The Group also propose that shareholders grant this authority in the course of public offers to the Board of Directors.

The Group also request that shareholders approve the granting to the Board of Directors authority to undertake the repurchase of shares of the company and to reduce the capital correspondingly by means of cancellation of the shares thus acquired.

The Group also request shareholders' approval to proceed with the appointment of independent Directors and with the amendment of the Memorandum and Articles of Association to enable the Board of Directors to create review committees to comply with the corporate governance standards for a listed company.

The Group also submit for shareholders' approval modifications to the Memorandum and Articles of Association specifying the terms and conditions for access to Shareholders' General Meetings and the identification of non-resident shareholders in accordance with Decree N° 2002-803 of 3rd May 2002 applying the NRE law of 15th May 2001.

7 - IDENTITIES OF SHAREHOLDERS HOLDING MORE THAN 5% OF CAPITAL

	% of capital	% of voting rights
M. Alexis Kniazeff	10.75	16.79
M.Hubert Martigny	10.75	16.79
Altran Directors Fund	8.76	10.64

8 - PROPOSED ATTRIBUTION OF NET PROFIT

We propose the following 2002 Net Profit attribution:

Net Profit	3,548,254 €
Charge to legal reserve	95,887 €
Retained earnings	3,452,367 €

Given the 2002 results, it is proposed that there be no payment of dividends.

As a reminder, dividends distributed over the last three financial periods were:

Period	*Total net dividend*	*Total tax credit*	*Total income*
2001	18,343,280 €	9,171,640 €	27,514,920 €
2000	12,606,418 €	6,303,209 €	18,909,627 €
1999	9,609,180 €	4,804,590 €	14,413,770 €

II - Consolidated financial statements and reports

1 - Consolidated financial statements for the year ended 31st December 2002 p. 18

- Balance sheet at 31st December 2002 p. 18
- Income statement for the year ended 31st December 2002 p. 20
- Cash flow statement at 31st December 2002 p. 21

2 - Notes to the consolidated financial statements p. 22

- Scope of consolidation p. 22
- Accounting and valuation principles p. 27
- Significant events during the year p. 30
- Notes to the balance sheet and income statement p. 31
- Other financial information p. 38

3 - Schedule of financial performance over the last five years p. 41

1 - CONSOLIDATED FINANCIAL STATEMENTS

BALANCE SHEET AT 31ST DECEMBER 2002

Assets

(thousand euro)	31.12.2002 Gross	31.12.2002 Amortisation and provisions	31.12.2002 Net	31.12.2001 Net
FIXED ASSETS	**900,307**	**224,591**	**675,716**	**533,233**
Intangible fixed assets				
Goodwill	22,971	588	22,383	12,382
Other intangible fixed assets	57,613	13,213	44,400	9,346
Goodwill from acquisitions	654,741	145,078	509,663	454,638
Tangible fixed assets				
Land	230		230	183
Buildings	14,554	3,108	11,446	2,518
Other tangible fixed assets	102,510	58,421	44,089	36,790
Financial fixed assets				
Shareholdings	8,844	1,279	7,565	649
Other equity investments	7,436	498	6,938	1,320
Other financial assets	31,408	2,406	29,002	15,407
CURRENT ASSETS	**784,545**	**35,066**	**749,479**	**850,996**
Inventories and work in progress	4,021	264	3 757	4,569
Advance payments to suppliers	728		728	1,425
Accounts receivable and prepayments	412,744	25,861	386,883	446,543
Other receivables	148,688	2,019	146,669	77,145
Marketable securities	48,746	6,922	41,824	210,532
Cash and cash equivalents	169,618		169,618	110,782
DEFERRED CHARGES	**9,676**		**9,676**	**11,394**
Prepaid expenses	7,016		7,016	6,708
Deferred charges	2,660		2,660	4,686
TOTAL ASSETS	**1,694,528**	**259,657**	**1,434,871**	**1,395,623**

Shareholders' equity and liabilities

[thousand euro]	31.12.2002	31.12.2001
SHAREHOLDERS' EQUITY	**250,365**	**380,178**
Share capital	46,817	45,858
Share premium account	20,461	9,106
Consolidated reserves	299,743	206,237
Foreign currency translation gains/(losses)	- 7,312	- 1,860
Profit/(loss) for the period	- 109,344	120,837
MINORITY INTEREST	**139**	**286**
In reserves	- 26	177
In net income	165	109
CONDITIONAL ADVANCES	**161**	**226**
ROVISIONS FOR LOSSES AND CHARGES	**63,079**	**16,328**
DEBT	**1,112,881**	**994,275**
Convertible bonds	446,250	464,195
Loans and borrowings from financial institutions	159,002	56,297
Other loans and borrowings	41,547	18,980
Accounts payable	68,340	46,862
Taxes and social charges	250,461	281,088
Payables related to fixed assets	134,993	118,852
Other liabilities	12,288	8,001
DEFERRED REVENUES		
Revenues relating to future periods	**8,246**	**4,330**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**1,434,871**	**1,395,623**

INCOME STATEMENT

(thousand euro)	31.12.2002	31.12.2001
Revenues	1,372,862	1,278,608
Other operating income	19,139	10,988
TOTAL OPERATING INCOME	**1,392,001**	**1,289,596**
Purchases	8,763	6,663
Other purchases and external expenses	281,411	236,969
Taxes and similar expenses (excluding income taxes)	23,060	22,476
Salaries and benefits	957,052	771,811
Depreciation and provisions	50,059	16,020
Other expenses	4,283	2,053
TOTAL OPERATING EXPENSES	**1,324,628**	**1,055,992**
OPERATING INCOME	**67,373**	**233,604**
Financial income	10,507	20,655
Financial expense	38,213	26,516
NET FINANCIAL INCOME/(EXPENSE)	**- 27,706**	**- 5,861**
INCOME BEFORE TAX	**39,667**	**227,743**
Extraordinary income	19,533	5,253
Extraordinary expense	13,081	8,003
NET EXTRAORDINARY INCOME/ (EXPENSE)	**6,452**	**- 2,750**
Employee profit sharing	2,793	15,578
Corporate income tax	23,248	75,135
NET INCOME (before amortisation of goodwill)	**20,078**	**134,280**
Amortisation of goodwill	96,747	13,266
Prior period adjustments, net of tax	32,701	
Minority interest	- 26	177
NET GROUP INCOME / (LOSS)	**-109,344**	**120,837**
EARNINGS PER SHARE		
Number of ordinary shares	**93,634,131**	**91,716,381**
Basic earnings/(loss) per share	**-1.18**	**1.32**
Diluted earnings/(loss) per share*	**-1.18**	**1.31**

* calculated by the "share repurchase" method, on the basis of the average share price for the last month of the financial period.

CASH FLOW STATEMENT

[thousand euro]	31.12.2002	31.12.2001
CASH FLOW RELATED TO OPERATIONS		
Net income of consolidated companies	-109,370	121,014
Elimination of expenses and revenues with no impact on cash flow or not related to operations:		
Amortisation, provisions and other expenses	154,160	30,171
Changes in deferred taxes	- 9,949	- 2,885
Capital gains	791	205
Operating cash flows of consolidated companies	35,632	148,505
Impact of exchange rate gains and losses on cash flow	175	516
Dividends received from companies accounted for by the equity method		
Change in financial expenses	2,173	9,296
Change in inventories	- 246	- 500
Change in receivables	28,692	- 74,039
Change in debt	- 44,106	63,920
Prepaid expenses and deferred income	- 2,344	- 1,826
Transfers of deferred charges	- 99	- 958
Change in working capital requirements	**- 15,930**	**- 4,108**
Net cash flow generated by operations	**19,877**	**144,913**
Cash flow related to investment transactions		
Acquisitions of fixed assets *	- 72,989	- 37,105
Sales of fixed assets	9,315	9,451
Impact of changes in the scope of consolidation	- 142,719	- 105,186
Net cash flow related to investment transactions	**- 206,393**	**- 132,840**
Cash flow related to financing transactions		
Dividends paid to shareholders of the parent company	- 18,343	- 12,606
Dividends paid to minority interests in consolidated companies	- 23	- 14
Repurchase of shares in the company	- 9,040	
Capital increases and other changes	12,284	10,166
Debt issues	129,255	25,140
Debt and loan repayments	- 27,842	- 6,426
Net cash flow related to financing transactions	**86,291**	**16,260**
Change in cash position	**- 100,225**	**28,333**
Cash at beginning of year	321,342	289,405
Cash at end of year	218,363	321,342
Impacts of movements in foreign currency exchange rates	- 2,752	3,605

* of which 33 million euro relates to the acquisition of the ADL brand

2 - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SCOPE OF CONSOLIDATION

ALTRAN TECHNOLOGIES directly holds equity in:

ALPLOG	at the rate of	99,40% of share capital
ALTIOR	at the rate of	99,95% of share capital
ALTRAN ESP	at the rate of	100% of share capital
ALTRAN EUROPE	at the rate of	99,84% of share capital
ALTRAN GMBH	at the rate of	100% of share capital
ALTRAN ITALIA	at the rate of	100% of share capital
ALTRAN SCANDINAVIA	at the rate of	100% of share capital
ALTRAN SWITZERLAND	at the rate of	100% of share capital
ALTRAN SYSTEMES D'INFORMATION	at the rate of	99,99% of share capital
ALTRAN UK	at the rate of	100% of share capital
ATLANTIDE GRENAT LOGICIELS	at the rate of	99,88% of share capital
AXIEM	at the rate of	99,95% of share capital
Branche Ségur :		
SÉGIME	at the rate of	99,94% of share capital
LORE	at the rate of	99,92% of share capital
C.G.S. EXECUTIVE SEARCH	at the rate of	40,72% of share capital
held directly and	at the rate of	59,28%
held indirectly through one of its subsidiaries.		
ACTISYS (formerly ALTSIS)	at the rate of	50,12% of share capital
held directly and	at the rate of	49,88%
held through one of its subsidiaries.		
CIRIEL	at the rate of	99,83% of share capital
COGIX	at the rate of	99,80% of share capital
DP CONSULTING	at the rate of	99,96% of share capital
E.G.T.M.	at the rate of	99,60% of share capital
ETHNOS	at the rate of	100% of share capital
GERPI	at the rate of	99,63% of share capital
ATLANTIDE GERPI OUEST (formerly GRENAT PARTICIPATIONS)	at the rate of	99,98% of share capital
GRENAT	at the rate of	99,89 % of share capital
LOGIQUAL	at the rate of	99,94% of share capital
P.S.I.	at the rate of	98,58% of share capital
SIVAN	at the rate of	99,91% of share capital
T.MIS CONSULTANTS	at the rate of	99,94% of share capital
TRININFOR	at the rate of	99,76% of share capital
IDEFI	at the rate of	99,80% of share capital
EEC (formerly FINANCIERE ENVIRONNEMENT)	at the rate of	99,76% of share capital
ORTHODROME	at the rate of	100% of share capital
ALTRAN INTERNATIONAL (formerly ALTRAN NETHERLANDS)	at the rate of	100% of share capital
NETARCHITECTS COMMUNICATION	at the rate of	100% of share capital
EDIFIS	at the rate of	100% of share capital
NESS CONSULTING	at the rate of	100% of share capital and its subsidiaries:
- NESSWARE	at the rate of	100% of share capital
- NESS OBJECTS	at the rate of	100% of share capital
DIOREM-INTERACTIFS (formerly ALTERIX)	at the rate of	100% of share capital
CERRI CONSULTING FRANCE	at the rate of	100% of share capital
2AD	at the rate of	100% of share capital
*LITTLE France	at the rate of	100% of share capital
*DOMINIQUE MALSCH	at the rate of	100% of share capital

(*) included in the scope of consolidation in the course of 2002

ALTRAN TECHNOLOGIES indirectly holds equity, through its subsidiaries, in:

ADENA	at the rate of	99,82% of share capital
ALTAIR TECHNOLOGIES	at the rate of	99,48% of share capital
ALTRAN TECHNOLOGIES GMBH	at the rate of	100% of share capital
APOLOG	at the rate of	100% of share capital
ASKON BERATUNGS	at the rate of	100% of share capital
C E C	at the rate of	100% of share capital
ENODIA (formerly D1B2)	at the rate of	100% of share capital
DATACEP	at the rate of	99,95% of share capital
ARIANE INGENIERIE	at the rate of	99,97% of share capital
DVE	at the rate of	99,20% of share capital
ALTRAN AVENIR	at the rate of	99,80% of share capital
ALTRAN INFORMATIQUE TECHNOLOGIES	at the rate of	99,92% of share capital
CADIX	at the rate of	99,94% of share capital
D.P. EUROPE	at the rate of	99,20% of share capital
EUROSPACE	at the rate of	100% of share capital
GENTECH	at the rate of	99,94% of share capital
H.I.S.	at the rate of	100% of share capital
NEWENG	at the rate of	100% of share capital
OSYS	at the rate of	98,60% of share capital
REALIX	at the rate of	99,98% of share capital
ALTRAN SDB (Software De Base)	at the rate of	100% of share capital
ACTISYS	at the rate of	99,32% of share capital
STE	at the rate of	100% of share capital
ALTRAN TECHNOLOGIES UK	at the rate of	100% of share capital
ALTRAN CRITICAL SYSTEMS	at the rate of	100% of share capital
YSIDRO	at the rate of	100% of share capital
ISL at the rate of	100% of share capital	
RSI at the rate of	100% of share capital	
EKAR	at the rate of	100% of share capital
DCE	at the rate of	100% of share capital
and its subsidiaries:		
- DCE NL PROD DB	at the rate of	100% of share capital
- DCE BE PROD DB	at the rate of	100% of share capital
- DCE UK PROD DB	at the rate of	100% of share capital
- DCE SG PROD DB à	at the rate of	100% of share capital
PRAXIS	at the rate of	100% of share capital
ACSIENCE (ex CERVIX)	at the rate of	100% of share capital
IBD at the rate of	100% of share capital	
DP CONSULTING UK	at the rate of	100% of share capital
CONSULTING INFORMATICOS NORMA	at the rate of	100% of share capital
ASPECT ASSESSMENT (formerly SUMMATION)	at the rate of	100% of share capital
ALTRAN PORTUGAL-S.G.P.S.Lda (formerly ALTRANTEC CONSULTORIA)	at the rate of	100% of share capital
ALTRAN LUXEMBOURG	at the rate of	100% of share capital
ALTRAN TECHNOLOGIES LUXEMBOURG	at the rate of	100% of share capital
BERATA GMBH	at the rate of	100% of share capital
BERATA AG	at the rate of	98% of share capital
BERATA SARL	at the rate of	100% of share capital
ALTRAN TECHNOLOGIES NETHERLANDS	at the rate of	100% of share capital
ALTRAN TECHNOLOGIES SWITZERLAND	at the rate of	100% of share capital
TEAMWORKS CSE	at the rate of	100% of share capital
IXELOG	at the rate of	100% of share capital

(*) included in the scope of consolidation in the course of 2002

BROOMCO 1750	at the rate of	100 % of share capital
GRESHAM BELL	at the rate of	95% of share capital
CCS	at the rate of	100% of share capital
POOL CONSULTING (formerly POOL INFORMATICA)	at the rate of	100% of share capital
LORE LUXEMBOURG	at the rate of	100% of share capital
PRISMA	at the rate of	100% of share capital
INSERT SISTEMAS	at the rate of	100% of share capital
ASKON CONSULTING	at the rate of	100% of share capital
ALTIOR CONSULTORIA	at the rate of	100% of share capital
ASP	at the rate of	100% of share capital
MAP	at the rate of	100% of share capital
ALTRAN BELGIUM	at the rate of	100% of share capital
EXCELLIA	at the rate of	100% of share capital
CORTICAL TECHNOLOGIES	at the rate of	100% of share capital
S.A CORTICAL	at the rate of	100% of share capital
IDEFI EUROPE	at the rate of	100% of share capital
INNOVATICA	at the rate of	100% of share capital
O&I	at the rate of	100% of share capital
GROUPE CERRI	at the rate of	100% of share capital
CERRI CONSULTING SUISSE	at the rate of	100% of share capital
TEAMWORKS IRELAND	at the rate of	100% of share capital
TEAMWORKS EUROPE	at the rate of	100% of share capital
HEMISPHERES	at the rate of	100% of share capital
STRATEGY CONSULTORS	at the rate of	100% of share capital
INAD	at the rate of	100% of share capital
ALTRAN TECH INC	at the rate of	100% of share capital
FAGRO	at the rate of	100% of share capital
CEDATI	at the rate of	100% of share capital
SIEV	at the rate of	100% of share capital
ALTRAN DO BRASIL	at the rate of	100% of share capital
TCBR	at the rate of	100% of share capital
INFOLEARN	at the rate of	100% of share capital
GO TOP	at the rate of	100% of share capital
ALTRAN USA HOLDING	at the rate of	100% of share capital
ALTRAN CORPORATION	at the rate of	100% of share capital
and its subsidiary:		
- ALTRAN CANADA INC	at the rate of	100% of share capital
ALTRANTEC CONSULTORIA	at the rate of	98% of share capital
4 COM	at the rate of	100% of share capital
ALTRAN USA INC	at the rate of	100% of share capital
DTS	at the rate of	100% of share capital
and its subsidiaries up until 30th June 2002:		
- DTS SOFTWARE CHILE	at the rate of	99% of share capital
- DTS SOFTWARE COLOMBIA	at the rate of	99,87% of share capital
- DTS SOFTWARE ARGENTINA	at the rate of	99 % of share capital
- DTS CONSULTING INC	at the rate of	100% of share capital
- DTS SOFTWARE LATIN PERU	at the rate of	98,52% of share capital
- DTS SOFTWARE LATIN AMERICA DE CV MEXICO	at the rate of	99,31% of share capital
- DTS SOFTWARE LATIN VENEZUELA	at the rate of	99,1% of share capital
TDA	at the rate of	60% of share capital
TCDI	at the rate of	100% of share capital
DE SIMONE & OSSWALD HOLDING AG	at the rate of	100% of share capital
and its subsidiaries:		
- D&O AG	at the rate of	100% of share capital
- D&O ZURICH AG	at the rate of	100% of share capital
- D&O SOLUTIONS AG	at the rate of	100% of share capital

(*) included in the scope of consolidation in the course of 2002

- D&O CONSULTING AG	at the rate of	100% of share capital
- D&O BERLIN GMBH	at the rate of	100% of share capital
IMNET France	at the rate of	100% of share capital
POLEN INFORMATICA	at the rate of	100% of share capital
CONSULTRANS	at the rate of	100% of share capital
GYATA HOLDING BV	at the rate of	100% of share capital
GYATA MANAGEMENT CONSULTING	at the rate of	100% of share capital
AG TECHNOLOGY	at the rate of	100% of share capital
SSCE	at the rate of	100% of share capital
TRANSMATICA	at the rate of	100% of share capital
ITBC (formerly GERE)	at the rate of	100% of share capital
ENERGY+CONSULT	at the rate of	100% of share capital
S.D.I	at the rate of	100% of share capital
SYNECTICS CORPORATION	at the rate of	100% of share capital
and its subsidiaries:		
- SYNECTICS INC	at the rate of	100% of share capital
- SYNECTICS LTD	at the rate of	100% of share capital
- SYNECTICS IRELAND LTD	at the rate of	100% of share capital
N.C.S.	at the rate of	100% of share capital
B.P.I.	at the rate of	100% of share capital
CYGNITE	at the rate of	100% of share capital
and its subsidiaries: BIP and BAP	at the rate of	100% of share capital
GOSCH GMBH	at the rate of	100% of share capital
ALGOPLUS	at the rate of	100% of share capital
ALGONORM	at the rate of	100% of share capital
CONSULTRAN	at the rate of	100% of share capital
THE JOHNSSON GROUP	at the rate of	100% of share capital
SERTEC	at the rate of	100% of share capital
SPOC	at the rate of	100% of share capital
ALTRAN CONSULTING SOLUTIONS	at the rate of	100% of share capital
TQM	at the rate of	100% of share capital
C.S.I.	at the rate of	100% of share capital
INFO 93	at the rate of	100% of share capital
and its subsidiaries:		
- Info Medios de Pago	at the rate of	100 % of share capital
- Ideas	at the rate of	100 % of share capital
- PDP	at the rate of	100 % of share capital
- Info93 Training Center	at the rate of	100 % of share capital
D.S.D.	at the rate of	100% of share capital
DEMETER	at the rate of	100% of share capital
and its subsidiaries:		
- SUTHERLAND CONSULTING LTD	at the rate of	100% of share capital
- SUTHERLAND CONSULTING GMBH	at the rate of	100% of share capital
SIGMA	at the rate of	100% of share capital
CITY PEOPLE	at the rate of	100% of share capital
and its subsidiary:		
- CITY CONSULTANTS	at the rate of	100% of share capital
CONSIGNIT AB	at the rate of	100% of share capital
and its subsidiaries:		
- CONSIGNIT LTD	at the rate of	100% of share capital
- CONSIGNIT I STOCKOLM AB	at the rate of	100% of share capital
- CONSIGNIT I MALMO AB	at the rate of	100% of share capital
ATHENA (formerly OTBA)	at the rate of	100% of share capital
E-CONSULT	at the rate of	100% of share capital
S - DOS	at the rate of	100% of share capital

(*) included in the scope of consolidation in the course of 2002

SERTEC INTERNATIONAL	at the rate of	100% of share capital
*GLOBAL N	at the rate of	100% of share capital
and its subsidiaries:		
- N CUBO	at the rate of	100% of share capital
- N TECH	at the rate of	100% of share capital
*ALTRAN IRELAND	at the rate of	100% of share capital
*ALTRAN SINGAPORE PTE LTD	at the rate of	100% of share capital
*ALTRAN TECHNOLOGIES SINGAPORE PTE LTD	at the rate of	100% of share capital
*ALTRAN CONSULTING SYSTEMS INC	at the rate of	100% of share capital
*S.E.A	at the rate of	100% of share capital
*MEDIA CONSULTORES	at the rate of	100% of share capital
*INVALL	at the rate of	100% of share capital
*CHS DATA SYSTEMS	at the rate of	100% of share capital
*IMAGITEK	at the rate of	100% of share capital
*HILSON MORAN	at the rate of	100% of share capital
*LITTLE DACEE GMBH	at the rate of	99.54% of share capital
*ARTHUR D. LITTLE GERMANY	at the rate of	100% of share capital
*ARTHUR D. LITTLE AUSTRIA	at the rate of	100% of share capital
*CCL ACQUISITION LTD	at the rate of	100% of share capital
*CAMBRIDGE CONSULTANTS LTD	at the rate of	100% of share capital
*ARTHUR D. LITTLE UK LTD	at the rate of	100% of share capital
*LILLA BOMEN CONSULTANT AB	at the rate of	100% of share capital
*ARTHUR D. LITTLE SWEDEN AB	at the rate of	100% of share capital
*WHOM AG	at the rate of	100% of share capital
*ARTHUR D. LITTLE SCHWEIZ	at the rate of	100% of share capital
*ARTHUR D. LITTLE HOLDING JAPAN	at the rate of	100% of share capital
*ARTHUR D. LITTLE JAPAN INC	at the rate of	100% of share capital
*BARNAZ HOLDINGO2 SL	at the rate of	98.26% of share capital
*C-QUENTIAL SPAIN	at the rate of	100% of share capital
*LITTLE ACQUISITION CO KOREA PTE	at the rate of	100% of share capital
*C-QUENTIAL France	at the rate of	100% of share capital
*LITTLE ITALY SRL	at the rate of	99.54% of share capital
*ARTHUR D. LITTLE BENELUX BELGIUM N.V	at the rate of	100% of share capital
*C-QUENTIAL YUHAN HOSEA	at the rate of	100% of share capital
*ICEACSA	at the rate of	100% of share capital
*USM ENDECAR	at the rate of	100% of share capital
*ARTHUR D. LITTLE NORTH AMERICA	at the rate of	100% of share capital
*ADVANTEC	at the rate of	100% of share capital
*ARTHUR D. LITTLE INC	at the rate of	100% of share capital

(*) included in the scope of consolidation in the course of 2002

All of the above companies were fully consolidated into the Group's 2002 results.

Because of a dispute, the financial statements of the Brazilian company DTS and its subsidiaries for the period ended 31st December 2002 could not be obtained within the timeframe necessary for the preparation of the consolidated financial statements. The consolidation of the DTS Group was therefore made on the basis of the latest available information from the review of 30th June 2002 and the securities have been maintained at their equivalent value.

ACCOUNTING AND VALUATION PRINCIPLES

a) General principles and closing date of accounts

The consolidated financial statements are drawn up in accordance with French accounting principles and standards, and in particular with Regulation N° 99-02 of the Accounting Regulations Committee (CRC), as approved on 22nd June 1999.

All companies of the Group are fully consolidated on the basis of their financial statements for the fiscal year ended 31st December 2002, or on the basis of interim statements as at 31st December for subsidiaries closing their accounts on a different date (31st March, 30th June or 30th September).

The application of Regulation No. 2000-06 of the Accounting Regulations Committee (CRC) for the first time with effect from 1st January 2002 has not had a material impact on the financial statements at 31st December 2002.

The sales of receivables that were shown as off-balance sheet commitments at 31st December 2001 (53 million euro) are now reclassified as debt in the consolidated financial statements (25.2 million euro at 30th June 2002, none at 31st December 2002). In order to facilitate comparison, the financial statements for 2001 have been restated according to this principle:

	2001 published	2001 restated
Accounts receivable	446,543	499,626
Loans and borrowings from financial institutions	56,297	109,380

b) Treatment of goodwill and supplementary acquisition costs

Acquisition goodwill

The initial acquisition goodwill is the difference between the cost of acquiring the shares in a newly consolidated company and the value of the equity on the date of acquisition. This initial goodwill is fully allocated to acquisition goodwill, in the absence of a goodwill valuation difference.

The cost of acquiring companies consists, in most cases, of a fixed amount paid upon acquisition, and of additional variable amounts, calculated annually based on the evolution of profits of the acquired companies.

These additional amounts paid are usually calculated over a five-year period following the acquisition, and are added to the initial goodwill. They are amortised over the residual amortisation period of the initial goodwill.

Amortisation of goodwill

Goodwill is amortised over thirty years using the straight-line method.

Goodwill may also be subject to an extraordinary amortisation expense, following reappraisal of the current valuation compared with the balance sheet expense when there is an indication of a loss in value.

This appraisal is done by comparing the net book value with the current market value.

In the absence of an available market value, a method using anticipated discounted cash flows is used. These are calculated based on the following financial assumptions and conditions for operating forecasts:

- The cash flows used are based on a 5 years business plan for the relevant business unit.
- Beyond this period, a calculation is made of the terminal value corresponding to the capitalisation in perpetuity of the last cash flow of the initial period.
- The discount rate corresponds to the weighted average cost of capital.

c) Intangible fixed assets

Software

Software developed for internal or commercial use is generally recorded for as an expense. However, it may be recorded as an asset when the following conditions are met:

- The project is clearly identified and monitored separately and on a consistent basis;
- The project is expected to be technically viable;
- The project is expected to be commercially profitable for software dedicated for rental, sale or distribution;
- The Group has declared its intention to produce, market or use internally the relevant software.
- The expenses that are capitalised are direct expenses, whether internal or external, incurred in the analysis, programming, testing and documentation phases for the software development.

Other intangible fixed assets

Other intangible fixed assets include mainly trademarks, licences and patents acquired by the Group. Trademarks acquired are accounted for at the cost of acquisition. They are not amortised.

d) Tangible fixed assets

Tangible fixed assets are valued at their acquisition cost and amortised using the straight-line method over their estimated economic lives.

The amortisation periods applied are as follows:

Buildings	30 years
Furnitures	10 years
Computer and office equipment	4 years

Marketable securities

Marketable securities are valued at the lesser of cost or market value.

Translation of the financial statements of foreign companies

The financial statements of foreign companies are converted by applying:

- to balance sheets, the year end exchange rate,
- to income statements, the average exchange rate throughout the fiscal year.

Any resulting exchange rate variances are recorded directly to shareholders' equity.

Valuation of accounts payable and receivable in foreign currencies
Exchange rate variances are recognised and charged to shareholders' equity for long-term debts and receivables denominated in currencies of countries out of the euro zone. Otherwise they are included in the income statement.

Deferred taxes
Deferred taxes are calculated as variable amounts carried forward, on the basis of timing differences which are expected to reverse.
Deferred tax assets are recognised in respect of tax loss carry forward when it is probable that these losses can be set off against future profits.

Revenue recognition
Revenues relate to services provided and equipment sold in connection with the main activities of the Group.

In the context of an overall contract, where the services provided are spread over at least two periods, revenues and profits are recorded according to the percentage of completion method where the following conditions are fulfilled:

- determination and evaluation of work in progress at the end of the period;
- acceptance by the other contracting party, either as provided for in the contract, or when observable in practice;
- existence of management or accounting systems capable of specifying the percentage of completion and the changes to income, expense and profit forecasts as project progresses.

Similarly, related expenses are recognised according to progress in the completion of the services being provided.

Net extraordinary income
This include income and expenses resulting from events or transactions that are clearly distinct from the ordinary activities of the Group and which are unusual both in their amount and effect, or are not expected to recur frequently.

Prior period adjustments
In accordance with advice note No. 97-06 of the CNC, the prior period adjustments relating to the financial statements of 2001 are recorded in the income statement for the period in which the adjustment were discovered, in this case 2002. However, its impact after tax is disclosed on a separate line in the income statement entitled "prior period adjustments". Furthermore, it is disclosed as a significant event for the period, with the nature of the adjustments accompanied by a restated income statement in simplified form.

Pension provisions
The constitution of retirement provisions for employees of the Group has been carried out in accordance with the laws and practices of the countries in which the Group operates. The pension schemes in question are essentially defined benefit plans based on defined contributions.

In the two entities recently acquired in the UK and Germany, employees have a defined benefit retirement scheme managed through pension funds established as separate legal entities. These pension commitments are subject to independent actuarial valuation. This treatment results in the recording of retirement pension commitments as assets or liabilities in the balance sheet and contributions are accounted for in the income statement for the period in which they are made.

SIGNIFICANT EVENTS DURING THE YEAR

a) Purchase of Arthur D. Little

The Group acquired the all brand rights of Arthur D.Little (ADL) worldwide during the first half of the year.

It also provided financial support in the buyout of the non-American businesses of Arthur D.Little by its employees. During the first half, it exercised its option rights, mainly in respect of the businesses located in Europe. At 31st December 2002 there were four companies outside Europe, owned 15% by the Group, and therefore not consolidated since options have yet to be exercised. Their size, compared with Arthur D. Little overall, is not material. The related commitments are mentioned in paragraph (c) on page 39.

b) Pro-forma information

In the preparation of the 2002 accounts, an exhaustive review was undertaken which highlighted adjustments in relation to the financial statements for the period ended on 31st December 2001.
The impact of these adjustments has been accounted for net of tax under the heading "prior period adjustments" in the income statement for 2002 and breaks down as follows:

(thousand euro)

Revenues:	(26,727)
Settlement of a financial commitment:	(5,342)
Other valuation write downs:	(7,908)
Tax effect:	7,276
Total:	(32,701)

The Group considers that it has put in place the necessary resources to identify material adjustments from the consolidated financial results of the Group.

The amounts for the main balance sheet and income statement headings at 31st December 2001, before and after adjustments, are shown below in comparison with those at 31st December 2002.

(thousand euro)

	2001 published	2001 after adjustments	2002
Revenues	1,278,608	1,251,881	1,372,862
Operating income	233,604	200,779	67,373
Net financial income/(expense)	- 5,861	- 11,203	- 27,706
Net extraordinary income/(expense)	- 2,750	- 4,560	6,452
Net income before amortisation	134,280	101,402	20,078
Amortisation of goodwill	- 13,266	- 13,266	- 96,747
Prior period adjustments			- 32,701
Net group income	120,837	88,136	- 109,344
Shareholders' equity	380,178	347,477	250,365
Earnings per share			
* basic:	1.32		- 1.18
* diluted:	1.31		- 1.18
Adjusted earnings per share			
* basic adjusted:		0.96	- 0.83
* diluted adjusted:		0.99	- 0.83

NOTES TO THE BALANCE SHEET AND INCOME STATEMENT

a) Changes in the scope of consolidation

Pro-forma data showing the effect of the acquisition of the Arthur D. Little activities on the consolidated financial statements at 31st December 2001 cannot be provided as the Group does not have financial statements prior to the acquisition corresponding to the organisation or activities purchased. As a consequence, only the impact of the acquisitions for the current period on the main balance sheet and income statement headings for 2002 are shown below:

(thousand euro)

Assets		Liabilities	
Fixed assets	160,984	Provisions	46,799
Receivables	74,113	Loans and borrowings	7,376
Cash and cash equivalents	33,583	Other payables	58,008

Income statement	
Revenues	171,294
Operating income	29,785
Net income before amortisation of goodwill	23,553

b) Intangible fixed assets

(thousand euro)

	Value at 1st January 2002	Increase in the year	Decrease in the year	Changes in the scope of consolidation	Exchange rate gains/ (losses)	Value at 31st December 2002
Intangible fixed assets	30,802	41,961	-3,331	11,188	-36	80,584
Amortisation	9,073	5,061	-1,963	1,782	-152	13,801

These intangible fixed assets consist principally of:

- goodwill (gross value: 22.971 million euro)
- software and software licences (gross value: 18.316 million euro)
- the value of the "Arthur D.Little" brand (gross value: 33.003 million euro)
- research and development costs recorded as fixed assets (net value: 1.624 million euro).

These costs are amortised using the straight-line method over an average period of three years.

c) Changes in acquisition goodwill and amortisation

(thousand euro)

	Value at 1st January 2002	Increase in the year	Decrease in the year	Other movements	Value at 31st December 2002
Acquisition goodwill	496,331	158,379		31	654,741
Amortisation	41,694	20,330		6,636	68,660
Extraordinary amortisation	0	76,418			76,418
Net acquisition goodwill	454,637	61,631		- 6,605	509,663

The increase in acquisition goodwill is explained by 46.360 million euro in additional purchase consideration for acquisitions made in previous years and 112.019 million euro in goodwill for subsidiaries first consolidated in 2002.

The amortisation expense for acquisition goodwill amounted to 96.7 million euro in 2002 and includes an exceptional amortisation charge of 76.4 million euro. The exceptional charge relates to 22 subsidiaries whose goodwill amounted to 128 million euro and of which 14 companies have now been fully amortised.

Furthermore a charge of 6.7 million euro was made as an operating expense.

d) Tangible fixed assets

(thousand euro)

	Value at 1st January 2002	Increase in the year	Decrease in the year	Changes in the scope of consolidation	Exchange rate gains/ (losses)	Value at 31st December 2002
Tangible fixed assets	75,185	17,396	- 6,873	34,889	- 3,303	117,294
Depreciation	35,694	13,403	- 4,744	18,795	- 1,619	61,529

e) Financial fixed assets

(thousand euro)

	2002			2001
	Gross Value	Provisions	NBV	NBV
Shares in group companies	8,844	1,279	7,565	649
Other investments	7,436	498	6,938	1,320
Other financial assets	31,408	2,406	29,002	15,407
Total	47,688	4,183	43,505	17,376

The major elements included in "Shares in group companies" at 31st December 2002 are as follows:

	% of holding	NBV
Little Acquisition Co Hong Kong and Little acquisition Co Singapore	15 %	1,724
Little Do Brasil	15 %	1,743
DTS Group*	100 %	3,096
Total		6,563

* Shares in DTS are maintained at their value at 30th June 2002, excluding goodwill.

The other financial assets mainly comprise long-term assets related to pension funds, as well as loans, deposits and guarantees.

f) Receivables

Maturities of accounts receivable

(thousand euro)

	Gross amount	Less than 1 year	From 1 to 5 years	Over 5 years
Advance payments to suppliers	728	728		
Customer receivables	412,744	412,744		
Other receivables	148,688	148,688		
Total	562,160	562,160		

g) Marketable securities

The market value of marketable securities at 31st December 2002 was 42.028 million euro and compares with a net book value of 41.823 million euro.

h) Changes in consolidated shareholders' equity

(thousand euro)

	Share capital	Share premium account	Consolidated reserves	Net income for the period	Exchange rate gains/(losses)	Total shareholders' equity
Shareholders' equity (after minority interest) at 31st December 2002	45,858	9,106	206,237	120,837	- 1,860	380,178
Increases in capital	959	11,355				12,314
Shares in holding company			- 9,040			- 9,040
Allocation of 2001 net income			120,837	- 120,837		
Dividends paid			- 18,343			- 18,343
Consolidated loss in 2002				- 109,344		- 109,344
Changes in exchange rate gains/(losses)					- 5,452	- 5,452
Other movements			52			52
Shareholders' equity (after minority interest) at 31st December 2002	46,817	20,461	299,743	- 109,344	- 7,312	250,365

The amount of exchange differences on euro zone currencies included in shareholders' equity amounts to a loss of 224,000 euro.

The total exchange rate gains and losses of 6.065 million euro incurred on long-term debts and receivables denominated in foreign currencies of countries out of the euro zone, have been allocated to shareholders' equity. These give rise to a tax saving of 2 million euro.

ALTRAN also repurchased 114,000 of its own shares in 2000. These treasury shares have been subject to a write down in consolidated shareholders' equity amounting to 9.040 million euro.

The increase in capital of 12.314 million euro results from the exercise of stock options from the 1997 plan, which expired on 4th November 2002.

i) Provisions for losses and charges

(thousand euro)

	2002	2001
Provisions for losses and charges	42,703	14,203
Negative goodwill	8,448	
Provisions for deferred tax liabilities	11,928	2,125
Total	**63,079**	**16,328**

(thousand euro)

	Value at 1st January 2002	Charge for the period	Written back in the period /(used)	Written back in the period /(unused)	Changes in the scope of consolidation	Exchange rate gains/ (losses)	Other movements	Value at 31st December 2002
Provisions for pensions	0	1,133	- 421		13,682	- 350	45	14,089
Other Provisions for losses	13,924	6,348	- 1,962	- 1,536	353	- 2,197	0	14,930
Other Provisions for charges	278	1,417	- 1,869		14,104	3	- 249	13,684
Total	**14,202**	**8,898**	**- 4,252**	**- 1,536**	**28,139**	**- 2,544**	**- 204**	**42,703**

The other provisions for charges mainly correspond to restructuring costs accrued by Arthur D Little companies. The other provisions for losses relate mainly to disputes with customers, cases before labour tribunals and tax issues.

Given that, the write backs of unused provisions relate to risks provisioned at the time of the acquisition of companies, a reciprocal goodwill amortisation charge relating to these companies has been recorded.

Companies entering into the consolidation scope during the period account for all the pension fund provisions and for 17.745 million euro of other provisions for liabilities and charges.

j) Borrowings and debt

(thousand euro)

	Value at 1st January 2002	New loans during the period	Repaid during the period	Changes in the scope of consolidation	Exchange rate gains/ (losses)	Other movements	Value at 31st December 2002
Convertible bonds	448,498	0	- 17,943	0	0	- 2	430,553
Accrued interest on bond securities	15,697	15,697	- 15,697	0	0	0	15,697
Loans from financial institutions	56,297	101,578	- 5,286	7,499	- 1,086	0	159,002
Other financial debts	18,980	29,852	- 4,613	110	- 169	- 2,613	41,547
Total	**539,472**	**147,127**	**- 43,539**	**7,609**	**- 1,255**	**- 2,615**	**646,799**

The maturities of debt in the balance sheet at 31st December 2002 are as follows:

(thousand euro)

	Total	Less than 1 year	From 1 to 5 years	Over 5 years
Convertible bond securities	446,250	15,697	430,553	0
Financial institutions	159,002	128,237	21,868	8,897
Special profit-sharing reserve	23,004	1,214	21,790	0
Other	18,543	18,181	338	24
Total	**646,799**	**163,329**	**474,549**	**8,921**

Available cash assets amount to 218.363 million euro (211.441 million euro after depreciation).

Debts have been contracted in both euro zone and non-euro zone currencies and are broken down as follows:

(thousand euro)

Euro zone	628,091
Non-euro zone currencies	18,708

The majority of debt and borrowings is contracted with financial institutions at variable interest rates and almost all are indexed against either the EURIBOR or the EONIA reference rates.

Convertible bond issue

In July 2000, ALTRAN TECHNOLOGIES issued convertible bonds with the option of conversion into new shares and/or exchange for existing shares with a maturity term of 4 years 158 days, in the amount of 448.500 million euro.
A total 1,725,000 bonds were issued with a par value of 260 euro (following a three-for-one split of the share on 2nd January 2001, the conversion would led to the exercise of 5 175 000 shares at 86,67 euros).
The bonds bear a coupon of 3.50 % per annum, with accrued interest payable on 1st January of each year.
The conversion into shares by the bondholders may be undertaken at any time from 26th July 2000 and 21 bonds were converted into shares in 2002.

The company has repurchased 69,010 convertible bonds, the cancellation of which has generated an extraordinary gross profit of 7.759 million euro.

Medium-term credit lines

The Group has three medium-term credit lines available:

- **A 100 million euro facility with the Caisse Régionale de Crédit Agricole Mutuel de Paris et d'Ile de France** broken down as follows:
  - A fixed-rate facility of 30 million euro over 7 years effective from 31st May 2002, repayable in equal quarterly installments
  - A variable-rate facility of 70 million euro over 7 years effective from 24th May 2002, repayable in 7 equal annual installments.

  The maintenance of these two credit lines is not subject to any financial covenants but to a general clause enabling the bank to implement an early repayment clause "in the event of a material unfavourable change of a legal or financial nature in the organisation, status or business of the borrower or of a subsidiary of the borrower".

  The Caisse Régionale de Crédit Agricole Mutuel has been asked to relinquish its early repayment right as a consequence of the 2002 results. At the date of publication of this report, the Group was still awaiting the bank's response.

- **A 50 million euro facility with BNP Paribas**

  This variable rate credit line is available over 5 years with effect from 15th July 2002. It is repayable in 4 annual installments with the first fixed for 15th July 2004.

  In addition to the standard "negative pledge"/ "pari passu" clauses, the credit line includes an early repayment clause if, at the end of each period:
  - the ratio of net debt to consolidated net assets per the financial statements exceeds 1.2
  - the ratio of net debt to consolidated gross operating profit exceeds 2.

  As these financial ratios were breached at 31st December 2002, the Group has asked the bank to indicate what terms it would accept so as to not invoke the early repayment clause. As at the date of publication of this report, the Group was still awaiting the bank's response.

- **A 50 million euro facility with Société Générale**

This credit line is available over 5 years with effect from 31st July 2002, subject to half-yearly repayments of 5 million euro, the first repayment being set for 31st January 2003. It is subject to a variable rate.

It is subject to a clause providing for early repayment in the event that, at the end of each period:
- the ratio of net debt to net assets per the financial statements exceeds 1
- the ratio of net debt to gross operating profit exceeds 2.5

As these financial ratios were breached at 31st December 2002, the Group has asked the bank to indicate what terms it would accept so as to not invoke the early repayment clause. As at the date of publication of this report, the Group was still awaiting the bank's response.

Maturity of other accounts payable

(thousand euro)

	Gross amount	Less than 1 year	From 1 to 5 years	Over 5 years
Trade creditors	68,340	68,340		
Taxes and social charges	250,461	250,461		
Payables related to fixed assets	134,993	134,993		
Other liabilities	12,288	12,288		
Total	**466,082**	**466,082**		

The payables related to fixed assets include 925,000 euro in debts payable in relation to tangible and intangible fixed assets and 134.068 million euro in debts payable for shares and additional installment payments on aquisitions to be paid related to 2002 profits.

The payables for shares include 20.1 million euro in additional purchase installments accounted for in 2001 concerning the DTS Group. These are subject to a legal dispute.

k) Total Revenues

Total revenues generated were:

- France: 660.073 million euro
- Elsewhere: 712.789 million euro

They relate almost entirely to the delivery of services by the Group in its sole line of business: consultancy.

The breakdown of revenues by geographical area, in accordance with the internal organisational structure of the Group, is as follows:

(thousand euro)

	2002	2001 published	2001 corrected
France	660,073	693,861	685,099
Germany	105,708	41,421	41,237
Benelux	98,622	98,167	97,965
Spain	118,400	108,514	97,378
United Kingdom	86,028	48,609	48,586
Italy	123,157	118,885	116,785
Switzerland	55,039	44,303	44,270
Brazil	24,263	48,265	47,556
United States	39,495	31,946	31,946
Elsewhere	62,077	44,637	41,059
Total	**1,372,862**	**1 278 608**	**1,251,881**

I) Income statement

Purchases and external expenses

(thousand euro)

	2002	2001 published
Purchases		
Equipment	5,912	5,145
Other	2,851	1,518
Total purchases	**8,763**	**6,663**
External expenses		
Sub-contracting	72,781	71,376
Office rentals	40,159	28,517
Travel expenses	66,713	57,555
Professional fees	23,273	19,633
Other	78,485	59,888
Total external expenses	**281,411**	**236,969**

Net financial income / (expense)

(thousand euro)

	2002	2001 published
Net foreign exchange gain / (loss)	- 3,690	2,321
Interest convertible bonds	- 15,540	- 15,697
Bank interest and other finance charges	- 7,222	- 2,776
Depreciation provision charge	- 4,600	- 29
Income from investments	4,278	11,483
Other net financial income and expenses	- 932	- 1,163
Net financial income/(expense)	**- 27,706**	**- 5,861**

Net extraordinary income/(expense)

(thousand euro)

	2002	2001 published
Net income / (expense) from fixed asset disposals	- 790	- 205
Net income/ (expense) from management operations	836	- 635
Net provision income / (expenses)	- 1,796	- 1,928
Miscellaneous net extraordinary income/ (expense)	8,202	18
Net extraordinary income/(expense)	**6,452**	**- 2,750**

The extraordinary income and expense in particular includes:

- an extraordinary profit of 7.759 million euro generated from the repurchase of convertible bonds.
- an extraordinary provision for liabilities and depreciation of 4.721 million euro.

m) Corporate income tax

(thousand euro)

Corporate income tax charged	33,847
- reduced by net deferred tax assets	9,949
- and by training and research tax credits	650
	23,248

Provisions for deferred tax liabilities (11.928 million euro) and deferred tax assets, recorded in other accounts receivable (40.631 million euro), relate to deferred taxes calculated with regards to:

- timing differences, associated mainly with employee profit sharing, social security charges and expenses spread over several years,
- tax loss are carry forward where the offset against future profits is considered likely. These unused tax losses represent a potential tax saving of 13.041 million euro.

The difference between corporate income tax charged and the standard tax calculated by applying the rate of French tax is explained as follows:

(thousand euro)

Theoretical income tax at the parent company rate of (34.33%)	14,874
• Reductions as a result of:	
- Tax credits	650
• Increases as a result of:	
- Unused tax losses available to be carried forward	6,365
- Differences in tax rates in countries other than France	2,353
- Other permanent differences	406
Effective tax charge	**23,248**
Effective tax rate	**53.66 %**

OTHER FINANCIAL INFORMATION

a) Stock subscription options

The Extraordinary Shareholders' Meeting of 26th June 1996 authorised the Board of Directors to offer stock options to the Group's employees. The main features of the stock option plans operating in 2002 are as follows:

Date of Shareholders' Meeting	06/26/1996	06/26/1996	06/17/1999
Date of Board of Directors' Meeting	04/26/1999	04/11/2000	10/10/2001
Total number of shares that may be subscribed	2 254 050	792 429	602 319
Total number of shares that may be subscribed by the 10 highest paid employees, including members of the Executive Committee	304 400	135 750	80 300
Date from which options can be exercised	07/01/2003	07/01/2004	10/10/2005
Date of expiry of options	04/26/2004	04/11/2005	10/10/2006
Subscription price (in euro)	25.56	81.33	41.99
Number of shares subscribed at 31st December 2002	0	0	0

As of 31st December 2002, the number of outstanding stock options granted in prior periods and not exercised at this date, after the three-for-one stock split on 2nd January 2001, was 3,648,798, and these give holders the right to the same number of shares. The number of options exercised in 2002 was 1,917,729, out of a total available for subscription of 2,148,408 in the 1997 stock option plan. No stock option plan was put in place in 2002.

b) Commitments in relation to the retirement of employees

Given the low average age of employees (31 years), the calculation of commitments for lump-sum payments on retirement results in an amount that is not considered material.

c) Other off-balance sheet commitments

The off-balance sheet commercial and banking commitments as at 31st December 2002 are summarised in the following table:

(thousand euro)

Commitments given:	
- performance bonds and guarantees	52,443
- debts guaranteed by tangible securities	0
- discounted notes not yet matured	1,102
- capital leasing commitments	658
- equity holdings: Additional purchase price consideration varying according to acquired companies future earnings paid over a five-year period	0
- sale of receivables	0
Commitments received:	
- performance bonds and guarantees	303

In addition to the above, ALTRAN and its subsidiaries have entered into various off-balance sheet commitments in relation to various specific transactions, as follows:

- In the acquisition of the activities of the Arthur D.Little Group outside the United States that took place in April 2002, ALTRAN acquired the Aktiva VIP Holding Group in March 2003, backdated with effect to 31st May 2002. The Aktiva VIP Holding Group was created in May 2002 and its principal activity has been the acquisition of sub-group C-quential comprising 19 subsidiaries located in 19 different countries outside the United States. This sub-group, C-quential, was created in 2000 by the former owners of Arthur D.Little as part of a project to list its telecom activities.

During 2002, the operating subsidiaries of the C-quential sub-group were transferred to the holding company in each country.

- Stock purchase and sale options in respect of the following companies have been granted to the Group and remain unexercised at 31st December 2002:
  - Little Dacee Gmbh (Germany): 99.54% owned
  - Barnaz Holding 02 S.L. (Spain): 98.26% owned
  - Consultores 14022002 C.A. (Venezuela): 15% owned
  - Little Brasil Participações SC Ltda (Brazil): 15% owned
  - Little Acquisition Co. Hong Kong Pte Ltd (Hong Kong): 15% owned
  - Little Acquisition Co. Singapore Pte Ltd (Singapore): 15% owned

- As part of the Group's 100% holding in the capital of Control Solutions International (C.S.I.), the Group holds a purchase option that enables it to acquire at any time up to 100% of the shares of Control Solutions International of California Inc. The acquisition price for these shares is fixed at 10 Dollar. Furthermore, a conditional sale option has been granted to the shareholders at the same price of 10 Dollar.

d) Information on current litigation

DCE Holding B.V. has received tax demands following a tax inspection by the Dutch tax authorities. These demands are being contested by the Group, which considers, on the basis of advice from its advisors, that these are not well-founded.

Three companies of the Group are in dispute with Ilyad Value. The Group is claiming from Ilyad Value the balance of 3.5 million euro due in relation to consultancy and training modules sold to Ilyad Value in 2001. The receivable held in the Group's books for Ilyad Value has been fully provisioned for. Ilyad Value is counter-claiming repayment of amounts it paid to the Group, increased by late interest payments. The Group considers, on the advice of its advisors, that the claim of Ilyad Value is groundless.

e) Significant events subsequent to the balance sheet date

In December 2000, the Group invested in securities of a foreign listed company and in ALTRAN with the aim of acquiring the foreign company in part by a stock swap.
Even though this operation was not successfully completed, the securities were retained and recorded in the 2002 financial statements by allocation to shareholders' equity in respect of the ALTRAN shares, and by recording a financial charge of 5.6 million euro net of tax (of which 3.7 million euro related to the 2001 period) in respect of the securities of the foreign company.
This transaction was reversed in March 2003 with an additional loss of 800,000 euro.

f) Compensation of Executive Directors

The total compensation payments for the period to members of the Board of Directors and the Executive Management Committee in the exercise of their functions in the holding company and the businesses that it controls amounted to 3.5 million euro.

g) Average number of employees

(thousand euro)

	2002	2001
Executives, management and consultants	15,443	16,013
Non-managerial staff	1,208	1,609
Total number of employees	**16,651**	**17,622**

SCHEDULE OF FINANCIAL PERFORMANCE OVER THE LAST FIVE YEARS

(thousand euro)

	1998	1999	2000	2001	2002
Operations and results					
Revenues	437,131	614,924	900,224	1,278,608	1,372,862
Income before taxes, profit sharing, amortisation and provisions	84,197	117,873	165,888	242,042	96,178[1]
Corporate income tax	28,127	40,530	53,459	75,135	23,248
Employee profit sharing	6,454	8,074	9,669	15,578	2,793
Income before amortisation of goodwill	44,489	62,745	93,116	134,280	-12,623[2]
Amortisation of goodwill	3,432	5,703	8 ,822	13,266	96,748
Minority interest	61	31	147	177	-26
Net income / (loss)	40,995	57,011	84,147	120,837	-109,344
Dividends paid	5,234	6,730	9,609	12,606	0
Share capital at year end	14,955	30,015	30,015	45,858	46,817
Number of shares	9,809,858	30,015,282	30,015,282	91,716,402	93,634,131
Earnings / (loss) per share before amortisation of goodwill	4.5	2.1	3.1	1.5	-0.13
Earnings / (loss) per share after amortisation of goodwill	4.2	1.9	2.8	1.3	-1.2
Dividends per share	0.7	0.3	0.14	0.2	0.0
Employees	6,118	8,665	12,823	16,651	17,622
Payroll	200,065	279,860	408,650	575,886	716,921
Payroll social security charges	75,570	104,136	146,706	195,926	240,131
Shareholders' equity	136,029	189,209	262,347	380,177	250,365

(1): Before prior period adjustments relating to 2001 of 32.701 million euro before tax

(2): After prior period adjustments relating to 2001 of 32.701 million euro before tax

III - Parent company financial statements and reports

1 - Parent company financial statements	p. 44
2 - Notes to the parent company financial statements	p. 47
3 - Schedule of financial performance over the last five years	p. 55
4 - Details on holdings as of 31st december 2002	p. 56
5 - Environmental report	p. 57

1 - PARENT COMPANY FINANCIAL STATEMENTS

In 2002 ALTRAN TECHNOLOGIES, the parent company, had revenues of 231 million euro and operating income of 2.2 million euro.
The net financial expense was 12.7 million euro. Income from extraordinary items amounted to 6.0 million euro. The net profit was 3.5 million euro.

BALANCE SHEET AT 31ST DECEMBER 2002

Assets

(thousand euro)	31.12.2002 Gross	31.12.2002 Amortisation & provisions	31.12.2002 Net	31.12.2001 Net
FIXED ASSETS	**188,117**	**17,358**	**170,759**	**136,661**
Intangible fixed assets				
Patents, licences and Trademarks	1,929	1 343	586	493
Intangible fixed assets in progress	919		919	259
Tangible fixed assets				
Other tangible fixed assets	17,417	6 ,998	10,419	9,331
Tangible fixed assets in progress				241
Financial fixed assets				
Investments in group companies and related assets	162,879	8,297	154,582	123,017
Loans and other financial assets	4,973	720	4,253	3,320
CURRENT ASSETS	**660,477**	**2,847**	**657,630**	**621,079**
Work in progress	112		112	
Accounts receivable	96,825	2,805	94,020	84,694
Other receivables	529,610	42	529,568	331,847
Cash and marketable securities	33,930		33,930	204,538
DEFERRED CHARGES	**14,120**		**14,120**	**4,634**
Prepaid expenses	295		295	122
Deferred charges	2,431		2 431	3,750
Exchange adjustments on assets	11,394		11,394	762
TOTAL ASSETS	**862,714**	**20,205**	**842,509**	**762,374**

Shareholders' equity and liabilities

(thousand euro)	31.12.2002	31.12.2001
SHARE CAPITAL	**147,453**	**149,934**
Share capital	46,817	45,858
Share premium account	20,462	9,107
Legal reserves	4,586	3,002
Retained earnings / loss	72,040	44,368
Profit for the period / loss	3,548	47,599
PROVISIONS FOR LOSSES AND CHARGES	**13,002**	**762**
DEBT	**680,444**	**609,929**
Convertible bonds	446,251	464,195
Loans and borrowings from financial institutions	69,807	25,430
Other loans and borrowings	92,037	46,488
Trade creditors	32,871	20,021
Taxes and social charges	33,458	52,207
Payables related to fixed assets	5,235	457
Other liabilities and prepayments received	785	1,131
DEFERRED REVENUES	**1,610**	**1,749**
Deferred income	122	188
Exchange adjustments on liabilities	1,488	1,561
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**842,509**	**762,374**

INCOME STATEMENT FOR THE YEAR TO 31ST DECEMBER 2002

(thousand euro)	31.12.2002	31.12.2001
Revenues	230,983	231,701
Production held as inventory	112	
Production capitalised	373	472
Reversal of provisions and transfer of charges	438	598
Other operating income	566	8
Total operating income	**232,472**	**232,779**
Other purchases and external expenses	95,227	58,742
Taxes and similar expenses (excluding income taxes)	5,260	6,097
Salaries and benefits	86,800	86,886
Employee social charges	36,825	34,646
Depreciation and provisions	6,080	3,212
Other expenses	32	19
Total operating expenses	**230,224**	**189,602**
OPERATING INCOME	**2,248**	**43,177**
Financial income	47,902	46,612
Financial expense	60,647	18,805
Net financial income / (expense)	**- 12,745**	**27,807**
INCOME BEFORE TAX	**- 10,497**	**70,984**
Extraordinary income	8,082	231
Extraordinary expense	2,038	528
Net extraordinary income / (expense)	**6,044**	**-297**
Employee profit sharing		5,145
Corporate income tax / (Tax credit)	- 8,001	17,943
NET INCOME	**3,548**	**47,599**

ACCOUNTING PRINCIPLES

The general accepted accounting principles have been applied respecting the principle of prudence in accordance with the fundamental concepts of:

- going concern basis,
- consistent accounting policies between accounting periods,
- accrual basis,

and in accordance with the general rules for the preparation and presentation of annual financial statements.

The underlying principle for the valuation of items recorded in the accounts is the historical cost principle.

The company has applied Regulation 2000-06 of the French Accounting Regulations Committee (CRC) with effect from 1 January 2002. The first application of this regulation has had no material impact on the financial statements for the period to 31st December 2002.

a) Intangible fixed assets

Intangible fixed assets concern purchased software, developed software and trademarks and are valued at cost of acquisition or production.
Software developed for internal or commercial use is generally recorded for as an expense. However, it may be recorded as an asset when the following conditions are met:

- The project is clearly identified and monitored on an individual and consistent basis;
- The project is expected to be technically viable;
- The project is expected to be commercially profitable for software destined for rental, sale or distribution;
- The Company has declared its intention to produce, market or use internally the relevant software;
- The expenses that are capitalised are direct expenses, whether internal or external, incurred in the analysis, programming, testing and documentation phases for the software development.

Amortisation is calculated using a straight-line method based on the forecast life of the software from 12 months to 5 years. Trademarks are not amortised.
An amount of 1.361 million euro was capitalized in 2002, of which 919,000 euro was for work in progress.

b) Tangible fixed assets

Tangible fixed assets are valued at their acquisition cost.
Amortisation is calculated using the straight-line method over their estimated economic live:

• Furnitures	10 years
• Computer and office equipment	4 years

An amount of 3.358 million euro was invested in 2002.

c) Investments in group companies and other investments

The gross value of group shareholdings and other investments appearing in the balance sheet comprise their acquisition cost.
The acquisition price for investments in group companies is, in most of the cases, a fixed component settled at the time of acquisition and additional installments varying according to the evolution of future profits of the company over a period, generally 5 years.

The inventory value of shareholdings is their value of use for the business.
This value is calculated by taking into account a valuation of the business carried out on the basis of forecast profitability (revenues, EBIT, cash flows, discount rates and growth rates).
An amortisation provision is constituted where the inventory value as defined is less than acquisition value.
A total amount of 39.229 million euro was invested in 2002 in group acquisitions as well as 2.526 million euro in other investments.
The total amortisation charge for group investments was 8.297 million euro and 720,000 euro for other investments.

d) Work in progress for services provided

Work in progress for services provided was valued at 31st December 2002 at cost price when all the formal conditions required to recognise the percentage of completion were not completely fulfilled.
An amount of 112,000 euro was recorded at 31st December 2002.

e) Receivables

Receivables are valued at nominal value.
A provision is made when the inventory value is less than nominal value.
A provision for 2.536 million euro was recorded at 31st December 2002.

This provision mainly relates to a debt due by Ilyad Value to ALTRAN TECHNOLOGIES. This amounts to 1.752 million euro and is subject to a legal dispute. The amount due is fully provisioned. Ilyad Value is counter-claiming repayment of the amount it paid to ALTRAN TECHNOLOGIES, increased by late interest payments. ALTRAN TECHNOLOGIES considers, on the advice of its legal council, that the claim of Ilyad Value is groundless.

f) Transactions in foreign currencies and exchange translation adjustments

Revenues and expenses in foreign currencies are recorded at the exchange rate in force at the date of the relevant transaction. Payables, receivables and cash balances in foreign currencies appear in the balance sheet using the exchange rate applicable at the end of the period.
The differences arising from the adjustment of foreign exchange payables and receivables to the closing rate at the end of the period are recorded in the balance sheet. They appear as foreign exchange adjustments in the case of currencies outside the euro zone and any unrealised losses are provisioned.
11.394 million euro was provisioned for unrealised losses on foreign exchange assets.

g) Long-term contracts and revenue recognition

Long-term contracts (those where the services provided are spread over at least two periods)are accounted for according to the percentage of completion method where the conditions for the recognition of revenues are met.

These conditions are the following:

- inventory and evaluation of work in progress at the end of the period;
- acceptance by the other contracting party, either as provided for in the contract or observable in practice;
- existence of management or accounting systems capable of ratifying the percentage of completion and the revision of income, expense and profit forecasts as a project progresses.

Based on the proportion completed, services provided are accounted for as accrued income.

h) Convertible bond issue

In July 2000, ALTRAN TECHNOLOGIES issued convertible bonds in the amount of 448.500 million euro, with the option of conversion into new shares and/or exchange for existing shares with a maturity term of 4 years 158 days. 1,725,000 bonds were issued with a par value of 260 euro (following a three-for-one split of the share on 2nd January 2001, the conversion would led to the exercise of 5 175 000 shares at 86,67 euros).
The bonds bear a coupon of 3.50 % per annum, with accrued interest being payable on 1st January of each year. The conversion into shares by the bondholders may be undertaken at any time from 26th July 2000 and 21 bonds were converted into shares in 2002.

The company repurchased 69,010 convertible bonds, the cancellation of which generated an extraordinary gross profit of 7.759 million euro.

i) Medium-term credit lines

The Company has three medium-term credit lines available:

* **A 100 million euro facility with the Caisse Régionale de Crédit Agricole Mutuel de Paris et d'Ile de France** broken down as follows:

  - A fixed-rate facility of 30 million euro over 7 years effective from 31st May 2002, repayable in equal quarterly installments
  - A variable-rate facility of 70 million euro over 7 years effective from 24th May 2002 repayable in 7 equal annual installments

  The maintenance of these two credit lines is not subject to any financial covenants but to a general clause enabling the bank to implement an early repayment clause "in the event of a material unfavourable change of a legal or financial nature in the organisation, status or business of the borrower or of a subsidiary of the borrower".

  The Caisse Régionale de Crédit Agricole Mutuel has been asked to relinquish its early repayment right as a consequence of the 2002 results. At the date of publication of this report, the Company was still awaiting the bank's response.

* **A 50 million euro facility with BNP Paribas**

  This variable rate credit line is available over 5 years with effect from 15th July 2002. It is repayable in 4 annual installments with the first fixed for 15th July 2004.

  In addition to the standard "negative pledge"/ "pari passu" clauses, the credit line includes an early repayment clause if, at the end of each period:
  - the ratio of net debt to consolidated net assets per the financial statements exceeds 1.2
  - the ratio of net debt to consolidated gross operating profit exceeds 2

  As these financial ratios were breached at 31st December 2002, the Company has asked the bank to indicate what terms it would accept so as to not invoke the early repayment clause. As at the date of publication of this report, the Company was still awaiting the bank's response..

* **A 50 million euro facility with Société Générale**

  This credit line is available over 5 years with effect from 31st July 2002 with a condition of half-yearly repayments of 5 million euro, the first repayment being set for 31st January 2003. It is subject to a variable rate.

It is subject to a clause providing for early repayment in the event that, at the end of each period:
- the ratio of net debt to net assets per the financial statements exceeds 1
- *the ratio of net debt to gross operating profit exceeds 2.5*

As these financial ratios were breached at 31st December 2002, the Company has asked the bank to indicate what terms it would accept so as to not invoke the early repayment clause. As at the date of publication of this report, the Company was still awaiting the bank's response.

j) Marketable securities

Marketable securities are valued at the closing price at the end of the period.
All capital gains or losses have been recognised at 31st December 2002.

k) Deferred charges

Deferred charges relating to premises and software are amortised over 3 years and those relating to the convertible bond loan are amortised over 4 years 158 days.

(thousand euro)

FIXED ASSETS	Gross value at the beginning of period	Acquisitions	Disposals, transfers of write offs	Gross value at the end of the period
Intangible fixed assets:				
Patents, licences and trademarks	1,511	442	24	1,929
Intangible fixed assets in progress	259	919	259	919
Total 1	**1,770**	**1,361**	**283**	**2,848**
Tangible fixed assets:				
Other fixed assets	14,424	3,358	365	17,417
Tangible fixed assets in progress	241		241	
Total 2	**14,665**	**3,358**	**606**	**17,417**
Financial fixed assets:				
Investments in group companies and related assets	123,017	39,862		162,879
Loans and other financial assets	3,320	1,893	240	4,973
Total 3	**126,337**	**41,755**	**240**	**167,852**
Overall total (1+2+3)	**142,772**	**46,474**	**1,129**	**188,117**

(thousand euro)

AMORTISATION	Amount at the beginning of period	Increase during the period	Decrease during the period	Amount at the end of period
Intangible fixed assets:				
Patents, licences and trademarks	1,018	325		1,343
Total 1	**1,018**	**325**		**1,343**
Tangible fixed assets:				
Other fixed assets	5,093	1,971	66	6,998
Total 2	**5,093**	**1,971**	**66**	**6,998**
Overall total (1+2)	**6,111**	**2,296**	**66**	**8,341**

(thousand euro)

PROVISIONS	Amount at the beginning of period	Increase during the period	Decrease during the period	Amount at the end of period
Investments in group companies and related assets		8,297		8,297
Other financial fixed assets		720		720
Accounts receivable	269	2,536		2,805
Other receivables	42			42
Provisions for losses and disputes		1,608		1,608
Provisions for foreign exchange losses	762	11,394	762	11,394
Total	**1,073**	**24,555**	**762**	**24,866**

(thousand euro)

AMOUNTS RECEIVABLE MATURITY SCHEDULE	Gross amount	Up to 1 year	From 1 year to 5 years	More than 5 years
Fixed asset receivables				
Receivables related to group shareholdings	11,766	115		11,651
Loans	2,371	720	1,651	
Other financial fixed assets	2,602	82	2,520	
Current asset receivables				
Accounts receivable	96,825	96,825		
Personnel and social charges	543	543		
Government	28,996	20,995	8,001	
Group and associated companies	499,046	499,046		
Other receivables	1,025	1,025		
Prepaid expenses	295	295		
Total	**643,469**	**619,646**	**12,172**	**11,651**

(thousand euro)

AMOUNTS PAYABLE MATURITY SCHEDULE	Gross amount	Up to 1 year	From 1 year to 5 years	More than 5 years
Convertible bond loans	446,251	15,698	430,553	
Loans and borrowings from financial institutions	69,807	45,267	17,066	7,474
Other loans and borrowings	65,264	55,995	9,269	
Group and associated companies	26,773	26,773		
Accounts payable	32,871	32,871		
Taxes and social security payroll charges	33,458	33,458		
Payables related to fixed assets	5,235	5,235		
Other creditors	745	745		
Deferred income	121	121		
Total	**680,525**	**216,163**	**456,888**	**7,474**

(thousand euro)

INVESTMENTS IN RELATED COMPANIES AND BUSINESSES	
Shares in group and related companies	142,815
Receivables related to group shareholdings	11,766
Loans	4
Accounts receivable	46,307
Other receivables and prepaid expenses	499,712
Other loans and borrowings	26,773
Trade creditors	19,050
Other creditors and deferred income	668

(thousand euro)

ACCRUED INCOME	
Investments	46
Customer receivables and prepayments	16,355
Other receivables	366
Tax and social security receivables	2,072
Cash and cash equivalents	635
Total	**19,474**

(thousand euro)

ACCRUED EXPENSES	
Convertible bonds	15,697
Bank loans and credit facilities	591
Other loans and financial creditors	1,193
Trade creditors	16,365
Taxation and social creditors	12,246
Creditors for fixed assets	4,760
Other creditors	297
Total	**51,149**

(thousand euro)

PREPAYMENTS AND DEFERRED INCOME	Expenses	Income
Operating income and expense	295	122
Total	**295**	**122**

(thousand euro)

DEFERRED CHARGES	Net amount
Net deferred charges (over 3 years)	203
Net deferred charges (over 4 years 158 days)	2,228
Total	**2,431**

COMPOSITION OF ISSUED SHARE CAPITAL	Number	Par value
Issued share capital at the beginning of the period	91,716,402	0,5 euro
Issued share capital at the end of the period	93,634,131	0,5 euro

(thousand euro)

BREAKDOWN OF NET REVENUES	
Breakdown by business sector	
Provision of services	230,983
Total	**230,983**
Market breakdown	
Sales in France	207,920
Sales outside of France	23,063
Total	**230,983**

(thousand euro)

BREAKDOWN OF CORPORATE INCOME TAX	Profit/(loss)	Taxation
On underlying earnings	- 10,497	- 8,301
On extraordinary items and employee profit sharing	6,044	300
Net income / (loss)	**3,548**	**- 8,001**

(thousand euro)

DETAIL OF TAX ON UNDERLYING EARNINGS		Base	Rate	Taxation
Underlying earnings		- 10 497	33,33	- 3 498
Reversals:	Organic 2002	310	33,33	103
	Deferred amortisation	204	33.33	68
	Surplus depreciation	100	33.33	33
	Taxes/vehicles and fines	161	33.33	53
	Asset adjustments 2001/02	12,156	33.33	4,052
	Liability adjustments 2002	1,488	33.33	496
	Long term capital losses 2002	8,297	33.33	2,765
	Unrealised gains on marketable securities 2002	150	33.33	50
	Non-deductible debt write off 2002	1,406	33.33	468
Déductions :	Organic 2001	277	33.33	92
	Dividends from subsidiaries 2002	24,684	33.33	8,227
	Liability adjustments 2001	1,561	33.33	521
	Asset adjustments 2001/02	12,156	33.33	4,052
Total		**- 24,903**		**- 8,301**

(thousand euro)

DETAIL OF EXTRAORDINARY TAX AND OF PROFIT SHARING	Base	Rate	Tax
Extraordinary items	6,044	33.33	2,015
Deduction for employee profit sharing 2001	-5,145	33.33	- 1,715
Total	**899**		**300**

(thousand euro)

LEASING		Office equipment	Total
Amortisation	Cumulative from previous periods	12	12
	Charge for the period	12	12
Total		**24**	**24**
Rentals paid	Cumulative from previous periods	22	22
	Paid in the period	34	34
Total		**56**	**56**
Rentals outstanding	Up to 1 year maximum	38	38
	From 1 year to 5 years	36	36
Total		**74**	**74**
Residual value	More than 1 year to 5 years maximum	1	1
Total charge for the period		**34**	**34**

(thousand euro)

COMMITMENTS GIVEN	
Security and guarantees in favour of subsidiaries and others:	40,948
Property lease commitments:	74

(thousand euro)

INCREASES AND REDUCTIONS IN FUTURE TAX LIABILITIES			
Nature of timing differences		Amount	Tax
Reductions:	Non-deductible provisions 2002		
	Organic 2002	310	103
	Exchange adjustments on liabilities 2002	1,488	496
	Long term capital losses 2002	8,297	2,765
	Unrealised gains on marketable securities 2002	150	50

EXECUTIVE DIRECTOR COMPENSATION

The total compensation for 2002 to members of the Board of Directors and the Executive Management Committee of ALTRAN TECHNOLOGIES amounted to 2.340 million euro.

TOTAL NUMBER OF EMPLOYEES	
Executives, managers and consultants	1,815
Non-managerial staff	116
Total	**1,931**

RETIREMENT COMMITMENTS

Calculated on the basis of people employed, mortality tables and staff turnover, and using a level contribution method, retirement commitments amounted to 1.295 million euro at 31st December 2002.
This amount is not material, given the average age of our employees (31 years old).

SIGNIFICANT EVENT

FOREIGN SUBSIDIARY
In view of the losses recorded by a foreign subsidiary, the amount owing on current account by this subsidiary, 17.641 million euro, has been written off in the books of ALTRAN TECHNOLOGIES at 31st December 2002.
The losses incurred by this foreign subsidiary are due mainly to transactions it undertook to buy shares in a listed foreign company and in ALTRAN TECHNOLOGIES. This transaction was done prior to an offer to acquire the listed foreign company by means of a stock swap.

3 - SCHEDULE OF FINANCIAL PERFORMANCE OVER THE LAST FIVE YEARS

(thousand euro)

Accounting date Length of accounting period	12.31.98 12 months	12.31.99 12 months	12.31.2000 12 months	12.31.2001 12 months	12.31.2002 12 months
Capital at end of the period:					
Issued share capital	14,955,032	30,015,282	30,015,282	45,858,201	46,817,065
Number of ordinary shares	9,809,858	30,015,282	30,015,282	91,716,402	93,634,131
Operations and income:					
Revenues	108,458,047	132,099,989	177,295,995	231,701,274	230,982,696
Income before taxes, profit sharing, amortisation and provision charges	28,581,358	31,150,917	43,443,097	73,095,263	22,956,658
Corporate income tax	6,633,640	8,194,767	9,566,884	17,942,655	(8,000,860)
Employee profit sharing	1,798,519	2,303,747	2,653,512	5,145,350	0
Income after tax, employee profit sharing, amortisation and provision charges	18,379,246	18,934,956	27,307,381	47,599,429	3,548,254
Dividends paid	6,729,764	9,609,180	12,606,418	18,343,280	
Earnings per share					
Income after tax, employee profit sharing, but before amortisation and provision charges	2.73	0.69	1.04	0.55	0.33
Income after tax, employee profit sharing, amortisation and provision charges	1.87	0.63	0.91	0.52	0.03
Dividends paid	0.69	0.32	0.14	0.20	-
Personnel:					
Average number of employees	1,291	1,503	1,946	2,167	1,931
Total payroll costs	46,242,152	54,578,455	70,777,502	86,885,917	86,799,660
Amount paid as social benefits (Social security, staff welfare benefits, etc.)	19,519,729	23,451,958	30,545,695	34,645,891	36,824,893

4 - DETAILS ON HOLDINGS AS OF 31ST DECEMBER 2002

	Capital	Reserves	% of holding	Accounting value of stocks held		Receivables related to group shareholding, loans and other receivables not yet reimboursed	Guarantees in favour of subsidiairies	Sales excluding VAT of the previous year	Net profit of the previous year	Dividende received by the company during the current year	Others
				Gross	Net						
A - Detailled information on holdings whose gross value of stock held is exceeding 1% of group's equity											
SUBSIDIARIES *whose % of detention is higher than 50%*											
• French Subsidiaries (in thousand euros)											
ACTISYS	40	295	100	98	98	163		7 125	45	50	
ALPLOG	153	2 952	100	9 780	9 780			22 015	729	2 000	
ATLANTIDE	183	805	100	1 036	1 036	250		4 935	154	100	
DIOREM	40	292	100	516	516	699		3 336	262		
ALTIOR	160	12 756	100	10 802	10 802			54 980	3 471	6 000	
ATLANTIDE GERPI OUEST	470	293	100	419	419			0	11		
ALTRAN SYSTEMES D'INFORMATIONS	3 000	15 662	100	2 874	2 874	31 721		44 580	6 145		
AXIEM	200	3 612	100	5 823	5 823	334		5 381	2 988	1 400	
CERRI CONSULTING France	38	-101	100	921	921	290		1 829	-180	200	
CIRIEL	100	1 444	100	2 654	2 654			10 665	10	201	
COGIX	200	2 157	100	654	654	637		13 691	919	320	
DP CONSULTING	264	-231	100	2 396	2 396	187		2 037	-329		
EDIFIS	224	2 235	100	10 391	10 391			8 169	982	1 100	
EGTM	300	643	100	5 656	5 656	54		6 176	-979	600	
ETHNOS	8	119	100	8	8			326	2		
EEC	40	230	100	1 082	139	543		849	-197		
GERPI	51	1 150	100	1 433	1 433	246		7 131	-196	500	
GRENAT PRODUCTIQUE	79	361	100	394	394			4 525	84		
IDEFI	40	311	100	536	536			1 268	133	150	
LOGIQUAL	200	1 624	100	1 213	1 213	737	228	12 514	455	300	
LORE	500	9 169	100	269	269	1 857		43 691	-2 811	2 000	
NESS	40	1 487	100	7 310	7 255			7 708	105	1 000	
ORTHODROME	40	333	100	4 772	4 772	836		2 005	-329	200	
PSI	98	25	99	91	91	192		1 348	112		
SEGIME	500	12 224	100	13 292	13 292			74 898	303	5 000	
SIVAN	400	3 243	100	991	991			15 476	-213	1 000	
T MIS CONSULTANTS	200	1 302	100	5 221	5 221			10 602	431	800	
TRININFOR	40	861	100	1 606	1 606			2 832	85	150	
2AD	51	380	100	445	445	3		1 717	-99		
LITTLE France	40	-1 019	100	1 307	1 307	315		6 564	1 029		
OSYS	80	718	100	580	580			408	-228		
DMA	100	1 919	100	4 212	0			3 030	1 116		
• International subsidiaries (in thousand euros)											
ALTRAN E. S. P.	25 000	6 133	100	25 142	25 142	74 670	7 100	6 690	-382		
ALTRAN EUROPE	62	2 163	100	31	31			27 209	529	3 000	
ALTRAN GMBH	200	2 202	100	202	202	37 110	13	2 545	2 042	519	
ALTRAN ITALIA	98	1 571	100	305	305	88 811	6 155	5 686	485		
ALTRAN NETHERLAND	20	6 452	100	18	18	161 129		373	4 118		
ALTRAN SCANDINAVIA	11	-421	100	12	12	7 885		457	-545		
ALTRAN SWITZERLAND	344	168	100	298	298	31 417	58	2 381	519		
ALTRAN UK	19 231	-1 268	100	20 928	20 928	49 696		0	-2 499		
NETARCHITECTS COMMUNICATION	69	1 687	100	5 090	2 003			6 295	-981		
HOLDINGS (between 10% and 50%)											
CGS Executive Search	246	2 056	41	305	305	545		4 807	42		
B - General information on other holdings whose gross value of stock held is lower than 1% of group's equity	-	-	-	-	-	-	-	-	-	-	
C - General information on holdings (A+B)											
• French subsidiaries	7 879	77 251		98 782	93 572	38 749	228	381 811	14 010	23 071	-
• International subsidiaries	45 035	18 687		52 026	48 939	450 718	13 326	51 636	3 286	3 519	-
• Holdings in french subsidiaries	246	2 056		305	305	545	0	4 807	42	-	-

5 - ENVIRONMENTAL REPORT

STAFF

The total number of staff employed by ALTRAN TECHNOLOGIES at 31st December 2002 was 1,931, comprising 1,610 consultants, 129 executives and managers, 5 directors and 187 support personnel.
99.5% of employees have permanent employment contracts.
Despite a tight European recruitment market in 2002, Altran was able to hire 321 employees on permanent employment contracts (18 executives and managers, 282 consultants and 21 service support personnel) and 15 employees on fixed term employment contracts.

REDUNDANCIES

In 2002, the total number of redundancies was 24. None were for economic reasons.

OVERTIME

Given the managerial status of the majority (94%) of ALTRAN TECHNOLOGIES employees and the fixed number of 217 work days per year provided for by that status group, any significant overtime worked is remunerated under the system of "exceptional time periods worked" (TEA - tranches exceptionnelles d'activité) which entitle staff to leave days in accordance with the ALTRAN policy and in accordance with the SYNTEC (Institute of research and consulting companies) national agreement on working hours.
Under the French reduced working-time scheme (RTT – Réduction du temps de travail), managerial employees receive, depending on the year, 9 or 10 leave days (RTT days) annually. Non-managerial employees receive 12 RTT days per year. As a result of the provisions introduced under the RTT scheme, the amount of overtime worked is negligible.

EXTERNAL PERSONNEL

For the year ended 31st December 2002, the expenditure of ALTRAN TECHNOLOGIES on external staff (in the form of temporary staff) was 248,000 euro. This relates exclusively to temporary staff in service functions, essentially to provide short-term replacements (three to four weeks on average).

ORGANISATION OF WORKING TIME

The statutory length of the working week is 35 hours.
For the majority of managerial staff, work time is organized on the basis of a fixed number of 217 days worked per year, with a weekly reference rate of 38.5 hours, compensated by the allocation of leave days under the RTT scheme.
Out of a total of 1,931 employees, 36 have part-time employment contracts.

DEVELOPMENTS IN POLICY REMUNERATION

In 2002, the management of ALTRAN TECHNOLOGIES undertook not to impose a company wide freeze of managerial employees' salaries, despite the economic recession in France, and the financial situation at ALTRAN TECHNOLOGIES. However, with the current financial situation and an uncertain future, the rate of salary increases were significantly reduced.
Nevertheless, ALTRAN TECHNOLOGIES seeks to continue to determine remuneration on an individual basis to ensure that employees are rewarded on individual performance and results. Therefore, in order to maintain this policy of consistency linked to individual career paths and remuneration, there were no across-the-board increase. As to non-managerial employees, management set the goal of maintaining the same rate of salary increase as the previous year, this to take into account the fact that in difficult economic climate it is often these employees who find themselves exposed.

EMPLOYEE COSTS

For the year ended 31st December 2002, the total employment costs incurred by ALTRAN TECHNOLOGIES amounted to 123.625 million euro, of which 80.424 million euro (gross) was paid in salaries to employees.
The associated costs of the company's social protection coverage was 7.862 million euro(of which 1.216 million euro was for health and employee welfare costs and 6.646 million euro for additional retirement benefits).
Other charges relate to social security contributions to the French Social Security agency URSSAF, unemployment insurance contributions, medical examinations, etc.
Annually, ALTRAN TECHNOLOGIES renegotiates its social security cover contracts (health and employee welfare costs), and, due to successful negociations, Altran is able to improve the coverage provided and obtain better value for money.

EQUAL OPPORTUNITIES FOR MEN AND WOMEN

Within the framework of the compulsory annual negotiations, ALTRAN TECHNOLOGIES presented at a meeting of 10th December 2002 a detailed report on the workforce to the company's union representatives.
This report shows a very small disparity which exists in salaries between men and women: between 0 and 1% for managerial staff (often in favour of women) according to position and between 0 and 6% for non-managerial staff, depending on staff category and position.
These figures demonstrate how the company seeks to tailor staff career development and remuneration and to recognise the skills, involvement and achievments of each individual employee.

INTERNAL RELATIONS AND COLLECTIVE AGREEMENTS

The turnout for the election of staff representatives was high in 2002. There were 2,030 voters registered and the percentage of persons voting was 26.75%.
10 meetings with staff representatives were held during the year.
No collective agreements were signed.

INFORMATION AND COMMUNICATION

Information flows both bottom up and top down within the Group, by way of various means of communication – including Intranet an information bulletin from the Staff Council – and through the scheduling of meetings and conferences at Business Unit level.
Regular individual interviews are also held between consultants and their managers, or between consultants and the representatives of the Individual Development Teams (EDI - Equipes Développement Individuel).

PROCEDURES

There were 12 disputes settled by alternative dispute resolution methods in 2002. In addition 10 legal proceedings were commenced in 2002 and these cases are still pending.
ALTRAN TECHNOLOGIES has received no formal notices or statements from the workplace inspector in 2002.

HEALTH AND SAFETY CONDITIONS

In 2002, four meetings of the Health, Safety and Working Conditions Committee (CHSCT) were held.
A large number of initiatives were launched to provide support to customers in the implementation of security programmes and to monitor staff secondments to countries which carry a high risk due to political instability or medical dangers.
A total of 42 people received training on subjects such as electrical accreditations and first aid in a workplace context.

ACCIDENTS AT WORK OR TRAVELLING

Over the course of 2002, there were six work-related accidents - sprains, minor accidents, etc. – which resulted in sick leave (out of a total of 3,177,121 hours worked)
Of those six accidents, two were motor accidents on journeys to work.
As to the seriousness of these work-related accidents, 67 working days were lost. Fortunately, no permanent disabilities or fatal accidents were recorded.
No temporary staff or external service providers were involved in these work-related accidents.
The work-related accident contribution rate for 2002 was 1%, with 803,000 euro being paid to the French Social Security authorities in this regard.

OCCUPATIONAL ILLNESS

In terms of work-related illness, no occupational diseases have been declared to the French Social Security authorities, nor work-related pathological conditions.

TRAINING

A total of 1,693 interns received training at ALTRAN TECHNOLOGIES in 2002, accumulating 55,800 training hours. This training was organised either internally (technical lectures and presentations, etc) or externally, and funded either by the French Training Guarantee Fund for Engineering, Computer, Research and Consulting Companies (FAFIEC) or directly by ALTRAN TECHNOLOGIES.
The 2002 annual contributions to FAFIEC and to the French Individual Training Leave Management Fund (FONGECIF) for continuing education, seminars and individual training leave, amounted to 664,000 euro.
The total cost of internal and external training was 1.242 million euro.

EMPLOYMENT AND INCLUSION OF DISABLED EMPLOYEES

In 2002, there were four disabled employees - as recognised as such by the French Technical Commission for Career Guidance and Professional Reclassification (COTOREP).
Almost all employees of ALTRAN TECHNOLOGIES are consultants who carry out their work on customer premises. It is therefore difficult to meet the legal requirement that disabled employees should represent 6% of personnel. An additional contribution of 320,000 euro was paid for 2002.
At the end of 2002, initiatives were introduced by Altran Technologies to provide better support for current disabled employees and to improve such recruitment in future.

SOCIAL INITIATIVES

For 2002, the amount of the "social initiatives" budget allocated to the ALTRAN TECHNOLOGIES staff council was 97,000 euro and the operational budget 161,000 euro.

SUB-CONTRACTORS

In 2002, expenditure on sub-contracting amounted to 41.824 million euro. This relates exclusively to service providers of the ALTRAN Group in the framework of centralised support agreements.

TERRITORIAL IMPACT IN TERMS OF EMPLOYMENT AND REGIONAL DEVELOPMENT

The ALTRAN Group is always aware of the territorial impact of its activities in terms of employment and regional development. ALTRAN TECHNOLOGIES endeavours to provide assistance to all employees seconded to Group companies, particularly through its commitments in relation to health, employee welfare and repatriation. All applications for visas and work permits for ALTRAN TECHNOLOGIES are centralised.
In relation to sub-contracting, ALTRAN TECHNOLOGIES centralises technical cooperation agreements within its subsidiaries.
The company's foreign subsidiaries take into account the territorial impact of their activities on regional development and local populations.

EMPLOYMENT POLICY

ALTRAN TECHNOLOGIES pursues a dynamic employment policy. Thus, in 2002, the company recruited 336 employees, mainly on permanent employment contracts and with managerial status.
Employees are chosen in particular for their expertise, their personality and their development potential. Consultants are all college graduates, with predominantly scientific backgrounds, and are expected to demonstrate intellectual agility and energy in the workplace.

IV - Reports of the Statutory Auditors

1 - Report of the Statutory Auditors on the Annual Accounts p. 62

2 - Special Report of the Statutory Auditors on certain related party transactions p. 63

3 - Report of the Statutory Auditors on the Consolidated Accounts p. 64

REPORT OF THE STATUTORY AUDITORS ON THE ANNUAL ACCOUNTS

(Free translation of the French original)

Year ended 31st December 2002

In our capacity as Statutory Auditors, appointed by the Shareholders' meeting, we present below our report on:

- the audit of the accompanying annual accounts of Altran Technologies S.A.,
- the specific procedures and disclosures prescribed by law,

for the year ended 31st December 2002.

These annual accounts have been prepared by the Board of Directors. Our responsibility is to express an opinion on these annual accounts based on our audit.

I - Opinion on the annual accounts

We conducted our audit in accordance with French professional standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall annual account presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the annual accounts present fairly, in all material respects, the financial position of the Company at 31st December 2002 and the results of its operations for the year ended, in accordance with French accounting principles.

Without qualifying the above opinion, we draw attention to the following points covered in:

- the paragraph "Accounting and valuation principles" (p.47), which mentions the first application of Regulation No. 2000-06 of the Comité de la Réglementation Comptable or CRC (French Accounting Regulations Committee) applying to liabilities;
- the note on medium-term credit lines (p.49) relating to covenants that are being renegotiated.

II - Specific procedures and disclosures prescribed by law

We have also carried out, in accordance with French professional standards, the specific procedures prescribed by French law.
We have nothing to report with respect to the fairness of information contained in the Directors'report and its consistency with the annual accounts and other information presented to shareholders concerning the financial position and annual accounts.
In accordance with the law, we verified that all the information relating to share investments, controlling interests and the identity of the shareholders has been included in the Directors'report.

Paris, 12th June 2003

The Statutory Auditors:
CONCORDE EUROPEENNE AUDIT-FRANCE
French original signed by
Gérard Bienaimé

ERNST & YOUNG Audit
French original signed by
Philippe Hontarrède

SPECIAL REPORT OF THE STATUTORY AUDITORS ON CERTAIN RELATED PARTY TRANSACTIONS

(Free translation of the French original)

Year Ended 31st December 2002

To the shareholders of Altran Technology S.A.
In our capacity as the Statutory Auditors of your Company, we are required to report certain contractual agreements with certain related parties of which we have been advised . We are not required to ascertain whether such agreements exist.

We hereby inform you that we have not been advised of any agreements covered by Article L. 225-38 of French Company Law (Code de Commerce).

Paris, 12th June 2003

The Statutory Auditors:
CONCORDE EUROPEENNE AUDIT-FRANCE
French original signed by
Gérard Bienaimé

ERNST & YOUNG Audit
French original signed by
Philippe Hontarrède

REPORT OF THE STATUTORY AUDITORS ON THE CONSOLIDATED ACCOUNTS

(Free translation of the French original)

Year Ended 31st December 2002

In our capacity as Statutory Auditors, appointed by the Shareholders General Meeting, we present below our report on the audit of the accompanying consolidated accounts of Altran Technologies for the year ended 31st December 2002.

These consolidated accounts have been prepared by the Board of Directors. Our responsibility is to express an opinion on these accounts based on our audit

We conducted our audit in accordance with French professional standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated accounts are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in these accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall account presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated accounts present fairly, in all material respects, the financial position of the Group as of 31st December 2002, and the results of the Group's operations included in the consolidation for the year ended, in accordance with French accounting principles..

Without qualifying our opinion, we draw attention to the following points covered in:
- the paragraph on accounting and valuation principles (p.27) on a change in presentation and the first application of Regulation No. 2000-06 of the Comité de la Réglementation Comptable, or CRC (French Accounting Regulations Committee) on liabilities;
- the note on page 29 relating to the correction of prior period adjustments relating to the accounts for the year ended 31st December 2001;
- the note on medium-term credit lines (p.35) relating to covenants that are being renegotiated.

We have also reviewed the information contained in the Directors' report in accordance with French professional standards. We have nothing to report with respect to the fairness of this information and its consistency with the consolidated accounts.

Paris, 12th June 2003

The Statutory Auditors:
CONCORDE EUROPEENNE AUDIT-FRANCE
French original signed by
Gérard Bienaimé

ERNST & YOUNG Audit
French original signed by
Philippe Hontarrède





For the past eight years, Altran has commissioned contemporary artists to create their own personal interpretation of the company's values, namely creativity, innovation and bridging the cultural gaps between human beings. The resulting works are used to illustrate various group publications.

This year, the Japanese engraver and painter Shoichi Hasegawa was chosen. Born in Japan in 1929, Hasegawa moved to France in 1961 to improve his knowledge of engraving techniques. His world-renowned works may be found in many American and European art collections.

Hasegawa's travel experiences have led him to combine Asian and Western features in his art. His harmonious, poetic compositions are full of symbolic writing together with half-tones and transparency in his palette of colours.



Altran: innovation consulting

ALTRAN

Contents

Key figures	p_1
Altran: a pioneer in innovation consulting	p_2
An international network	p_3
20 years of innovation	p_4
20 years of technology consulting	p_5
20 years of innovation	p_6
20 years of partnership with business	p_7
Projects for the general public	p_8
The Altran Foundation for Innovation	p_9



Corporate information

251, bd Péreire
75017 Paris
France
Telephone: 33 (0) 1 44 09 64 00
Fax: 33 (0) 1 44 09 64 89
Website : www.altran.net
R.C.: Paris B 702 012 956

FOUNDERS
Alexis KNIAZEFF, Chairman

Hubert MARTIGNY, Vice-Chairman

EXECUTIVE COMMITTEE

Alexis KNIAZEFF*, Chairman

Hubert MARTIGNY*, Vice-Chairman

Michel FRIEDLANDER*, Chief Executive Officer
Chairman of the Altran Foundation for Innovation

Eric ALBRAND, Chief Financial Officer

Jean-Michel MARTIN*, Deputy General Manager

* Trustee

CAPITAL
€ 46,817,065.50 as of 31 December 2002, divided into 93,634,131 shares of € 0.50 nominal value

STATUTORY AUDITORS
Ernst & Young Audit
Concorde Européenne Audit-France

MARKET ADVISER
BNP Paribas Equities
ISIN number: FR0000034639

SHAREHOLDERS AS OF 31 DECEMBER 2002



67.09% Public
10.75% Alexis Kniazeff
10.75% Hubert Martigny
11.41% Employees

Key figures

- An international network of companies in Europe, the United States, Latin America and Asia.
- 17,862 employees at the end of 2002.
- Revenues of € 1,372.9 million, up almost 10% over the previous year.
- Revenues generated outside France in 2002: € 712.8 million, up 26% over the previous year.

REVENUES (€M)


89
114.5
155.8
210.4
291.3
473.1
614.8
900.2
1,278.6 [1]
1,372.9
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

[1] After adjustments relating to 2001, revenues were € 1,251.9 million.

REVENUES GENERATED OUTSIDE FRANCE (€M)


116.3
214
367.7
584.7 [2]
712.8
1998
1999
2000
2001
2002

[2] After adjustments relating to 2001, revenues generated outside France were €566.7 million.

TOTAL EMPLOYEES


1,250
1,603
2,366
3,219
4,369
6,118
8,665
12,823
16,651
17,862
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

(End of year figures)

Altran: a pioneer in innovation consulting

Founded in France in 1982, Altran has become the European leader in innovation consulting.



A POSITION OF ITS OWN IN THE CONSULTING BUSINESS

As a pioneer in the field of innovation consulting, Altran brings together the entire range of engineering and consulting specialities, from physical sciences to electronics and information technology, and from industrial systems engineering to strategic and management consulting.

Over the last 20 years, Altran has built a solid reputation in France and Europe as an ideal partner for companies and organizations interested in developing and implementing science and technology projects, designing new products, controlling production costs and processes, and improving organizational efficiency.

Altran provides consultancy services at every step in the life cycle of a product or service, from research and development to after-sales service, addressing funding as well as organizational issues.

Ariane V, Eurostar, and the Airbus A380, not to mention keyless cars, new pain treatments, and the development of innovative energy sources and mobile Internet technology - these are just some of the technological advances in which Altran has played an active part.



Altran owes its position as the European leader in innovation consulting to its wide-ranging expertise, which gives it a cross-disciplinary proficiency in technology, and to its individual approach, in which technological innovation is the means by which companies grow and compete. Altran's success is also due to the quality and expertise of its people, graduates from the world's finest institutions of higher education.



Altran: in every aspect of innovation consulting

Through its know-how, Altran has been assisting its clients on technological and organizational issues for over 20 years. The group offers support capabilities in fields as diverse as strategy, science and technology, management and organization, and systems engineering, with a view to constantly improving client efficiency.

An international network

Altran began its international expansion in the late 1980s, and now operates across Europe, in the United States, Latin America and Asia.
Over 50 % of revenues are now generated outside France.



A COMMON INTERNATIONAL FACTOR

- A group that operates in Europe, the United States, Latin America and Asia.
- A network of operational companies that draw on Altran's resources to help them increase and broaden their skills and expertise all over the world.
- Nearly 18,000 people, including 15,000 engineers - or having equivalent international degrees - with a high potential, a high level of expertise, and in many cases, a strong international background.
- International projects in sectors as varied as aeronautics, aerospace, energy, health, telecoms, car manufacturing, rail transport, environment, financial services as well as luxury goods and cosmetics.
- A group that has earned the trust of the world's largest multinationals.
- The Foundation for Innovation, established in 1996, which provides support in Europe for technological research and development benefiting the community at large. The Altran Foundation offers an annual award on a different theme each year, to promote innovative solutions that improve our daily lives.

COUNTRIES WHERE ALTRAN IS LOCATED



20 years of innovation

Altran experts review the top technological events of the last 20 years in some of the group's sectors.

EXPERT VIEWPOINT



ENERGY

Francisco Galo González Saiz
Consultant for Altran SDB, Spain

1984 The biggest solar power plant in Europe is built in Italy. The plant uses silicon solar panels to convert light directly into electricity.
1987 The world's biggest horizontal-axis wind turbine, Eole, is built on the Gaspé Peninsula in Quebec. Eole stands 108 metres high, the equivalent of a 30-story building, and generates 4 MW of power, enough to supply 800 households.
1997 The Kyoto Summit Protocol: the European Union pledges to reduce carbon emissions by 8% between 1990 and 2010.
2000 The first experiment in Paris using a phosphoric acid fuel cell to generate electrical power locally. The fuel cell generates enough power for the equivalent of 200 households.
2001 In Dunkirk, a wind farm is built which is capable of generating 12 MW - enough to supply 3,500 homes with electricity year-round.

ALTRAN PROJECT

An experimental "green" island

Altran is involved in a worldwide first in the Netherlands, studying the possibility of an island achieving total energy self-sufficiency using non-polluting renewable energy sources.
Wind, ocean currents, biomass, heat and light are resources that Altran engineers had to understand, evaluate, and model so that they could optimize the island's energy consumption.
At a time when research focuses on energy solutions that are compatible with sustainable development, Altran's Vlieland pilot project demonstrates its feasibility with the help of cutting-edge energy technology to meet all of a site's power requirements from natural resources alone - without compromising the ecological balance now or in the future.



EXPERT VIEWPOINT



TELECOMMUNICATIONS

Luca Dell'Anna, consultant for Cedati, Italy

1982 The TCP and IP protocols are officially adopted by the US Defense Department, which is willing to distribute them free of charge over the network. The term "Internet" is coined to designate a group of interconnected networks.
1987 The GSM Memorandum of Understanding is signed, establishing Europe's mobile telephone standard.
1991 The first GSM network is launched.
1994 The Internet revolution spreads to households all over the world.
1996 Telecommunications markets are deregulated throughout the world.

ALTRAN PROJECT

A telecoms network that blends into the scenery

Deploying a new telecoms network is a huge operation that affects the local landscape in many ways.

In Portugal, Altran oversaw the localization, negotiation and design of some 400 transmission-relay towers for the deployment of a combined GSM/DCS 1800 network. Altran put together a Franco-Portuguese team with telecoms and architecture skills on this long-term project for the client, a local telecoms operator.

20 years of technology consulting

Technology consulting, Altran's main speciality, seen through examples of projects undertaken on behalf of manufacturers and service-sector clients.

EXPERT VIEWPOINT



CAR MANUFACTURING

David Herbillon, consultant for Ariane Ingénierie, France

1980 On-board electronics are introduced to display driver information and control various systems.

1989 Peugeot-Citroën markets mass-produced electric utility vehicles.

1994 Daimler-Benz rolls out the NECAR utility vehicle, the first fuel-cell vehicle, developed jointly with Ballard Power Systems.

1997 Toyota introduces the Prius, the world's first mass-produced hybrid vehicle, which is driven by a gas/electric engine.

2002 Renault gets back into Formula 1 racing with the Renault F1 Team and chooses Altran as technological partner.



ALTRAN PROJECT

A Formula 1 engine under tight surveillance

Altran and the Renault F1 team are working on an on-board system to diagnose failures in the Formula 1 engine. The project involves carrying out and analyzing engine malfunction scenarios based on multiple parameters (weather, temperature, oil pressure etc.).

The goal is two-fold: to collect as much data as possible on engine behaviour between Grand Prix races to optimize reliability, and to raise alarms as early as possible during races to prevent mechanical breakdowns. The project constraints are as high as those of the Formula 1 engines which run at over 17,000 rpm and at temperatures exceeding 170°C. Engine components and the on-board computer must communicate quickly and reliably, so the solutions chosen have to be innovative to ensure there are no breaks in the high-speed real-time information transmissions. Engineers on the racetrack can thus monitor the engine's operation 'live' and communicate with the driver via radio in emergencies.

Technology partnership: the Renault F1 Team

In January 2002, Altran launched a three-year technology partnership with the Renault F1 Team, drawing on Altran's experience in sectors such as aeronautics, telecoms and the chemical industry. Altran's experience contributes to the development of innovative solutions that are suited to racing.



20 years of innovation

Altran specialists review the major technological advances in various sectors of the group's business.

EXPERT VIEWPOINT



BANKING, INSURANCE AND FINANCE

Roderick Walker, a consultant for City Consultants, UK.

1986 Year of the Big Bang: minimum commissions are abolished; trading is no longer conducted physically on site, but rather by phone and by electronic quotation systems.
1992 The British pound is withdrawn from the ERM, Europe's exchange rate mechanism.
1995 The detector of counterfeit bank notes is invented.
1998 The first Internet bank is launched.
1998 The European Central Bank is opened.
1999 The Euro becomes the common currency for 11 European countries.
2000 EuroNext, the first pan-European stock exchange, opens for business. It is a merger of the Paris, Brussels and Amsterdam exchanges.

ALTRAN PROJECT

Boosting performance with the intranet

The banking industry is currently focusing on new intranet projects designed to meet increasingly strategic challenges. The Intranet has become an integral part of business processes in industry as it aims to improve performance. Consequently, implementation goes well beyond the mere technical issues. Altran provided support for a major bank that had commissioned an intranet project, helping it define strategy, specify quantitative objectives and criteria for evaluating results, manage bid invitations, oversee the project and help in change management.

EXPERT VIEWPOINT



AERONAUTICS

Matthieu Gabé, a consultant for Cortical, France

1982 Dassault's Mirage 2000C, a single-seat air defence fighter, makes its maiden flight as a single-engine.
1987 The Airbus A320, the first fly-by-wire civilian aircraft revolutionizes piloting with its fully computerized, ergonomic cockpit.
1988 The B-2 "flying-wing" made by the US manufacturer Northrop is displayed. This strategic stealth bomber can fly at low altitudes.
1991 The Airbus A340, a very long-range four-engine aircraft makes its maiden flight. It is considered to have the longest range of any airplane in the world.
1995 An ever-increasing number of drones (unmanned reconnaissance aircraft) are produced for both civilian and military applications.
2002 Under the auspices of EADS, the European manufacturer Airbus Industries officially launches the industrialization of the A380, the world's largest commercial aircraft.

ALTRAN PROJECT

From technology to cost-reduction

Companies wishing to stay competitive in the rocket and satellite launch business now need a comprehensive cost-cutting strategy in addition to a high degree of expertise in ever more sophisticated technologies. Altran met both requirements for a major space-industry firm when they teamed up on a complex industrialization project. On the basis of its experience, Altran specified modelling and calculation methods that enabled the industrial architect to choose the best configuration for a part of the launcher while meeting stringent technical requirements. Reusability was a major issue in harnessing costs.



20 years of partnership with business

Altran supports clients in change management, particularly in process improvement, as illustrated below.

EXPERT VIEWPOINT



RAILWAYS

David Waller, consultant for Altran Europe, Belgium

1981 France's high-speed TGV train breaks the world speed record at 300 km/h and then at 515 km/h.
1983 Unveiling of Lille's VAL, the world's first fully-automated driverless metro.
1991 Germany's high-speed train, ICE, enters into service.
1994 The first Eurostar train sets off, connecting Paris to London in three hours through the Channel tunnel.
1997 The Thalys PBKA train - the first four-voltage high-speed train - begins its commercial service, connecting Paris, Brussels, Cologne and Amsterdam.
2000 As part of the Europe-wide rail system, a new signalling technology is tested. The goal is to replace traditional signalling methods - route markers, fixed signals, and the like - with radio transmissions developed on the "GSM for Railways" system.
2001 The Mediterranean high-speed train connects Paris and Marseilles in three hours travelling at 300 km/h.



ALTRAN PROJECT

Running radio from trains is more complicated than it seems

Radio is the only means for trains to communicate with their environment, namely other trains, the tracks and control centres. But in addition to the problems faced when interconnecting different systems, communication is very difficult in an area as extensive and as subject to electrical disturbances as a rail network. Potential sources of interference to the GSM-R network include, relay towers, radio and electromagnetic disturbances caused by contacts between pantographs and overhead lines, traction electric motors and the friction of wheels on the tracks. Altran has dealt with similar, highly-specific operating conditions in other industries such as defence, aerospace, car manufacturing and telecommunications. The know-how acquired over the course of these assignments enabled Altran to devise effective solutions for the railway company.





Arthur D Little

ALTRAN AND ARTHUR D. LITTLE: REAL COMPATIBILITY

Arthur D Little is a pioneering company in the field of science consulting created by Professor Arthur Dehon Little of the Massachusetts Institute of Technology (MIT). The Arthur D. Little group was built on a simple idea: to help companies take advantage of innovation and technology. It is now a major organizational and strategy consultancy firm, employing over 1,000 people and managing some 2,000 projects in 60 countries each year. The coming together of ADL and Altran in April 2002 made perfect sense since the two companies complement each other in terms of location and business sectors as well as in science and technology. The move strengthens Altran's position in the world's three main consulting markets: the United States, whose economy is picking up, Asia where the Arthur D. Little trademark is well established and in Europe which offers substantial opportunities for growth.

Projects for the general public

Altran works alongside its clients to design and develop products that are useful to the public at large.



MARITIME GUIDANCE SYSTEM

Altran was the developer of Sirena, a **system that detects risks of collision** and generates corrective actions. This system is vital in managing maritime traffic in narrow sea lanes, and will help "sea traffic controllers" to prevent ship collisions, thereby enhancing safety and reducing the risks of pollution.



SMARTER TRAINS

Safety and comfort issues are important for high-speed trains entering tunnels. Altran worked to improve these underground passages by optimizing **the cooling and fire ventilation systems** of tunnels and by reducing discomfort - especially to the eardrums - caused by pressure waves with the help of 3D computer simulations.



SMART BRAKE PEDALS

Altran and a car manufacturer teamed up to design **a new type of braking system.** Its distinguishing feature is an electromagnetic sensor which measures the pressure exerted on the brake pedal and together with the vehicle's speed produces appropriate braking and, if necessary, an emergency stop. The system is lighter and more compact than its competitors, cuts braking time by 25%, reduces fuel consumption and makes it easier to connect brakes to other systems, such as ESP or ABS.



3D IMAGES OF THE HUMAN BODY

Scanner images may be two-dimensional for the moment, but Altran is working on a 3D version. Doctors will be able to use scanners, which are increasingly reliable **diagnostic tools**, to travel deep into the human body.



BATCANE

Coming soon, an **ultrasound walking stick** that detects obstacles not only on the ground but at head height also. It will help the visually impaired to get around. Altran borrowed the technique directly from bats, which emit ultrasonic waves to guide their flight.



ALL-PURPOSE DECODER

Altran is putting together the terminal of the future, able to control an entire home digital network. Although current versions can access interactive applications, such as weather forecasts, games, e-mail and the like, Altran is working on a **terminal of the future** that will interface with other home equipment such as stereo systems and computers.



PUTTING NAIL POLISH TO THE TEST

Altran has found an unusual application for some of the quality control and testing know-how it has acquired, mostly from the car industry. Adapting industrial processes based on physical and chemical assessments to the cosmetics industry, the client, a **nail polish** manufacturer, was able to improve on and replace its traditional product-testing methods, which were empirical, tedious and insufficiently representative of real-life conditions.

The Altran Foundation for Innovation

Another aspect of Altran: a corporate foundation serving the public interest.

The Altran Foundation for Innovation was established in 1996 to provide support and sponsorship for scientific and technological innovations of public interest in Europe .

AN INTERNATIONAL SCIENCE AWARD

The annual Altran Foundation Award for Innovation is given to research teams or individuals having a technological innovation of public interest. The competition is open to European applicants. The theme of the Altran Foundation is different every year. In 1997, it was the preservation of cultural heritage; in 1998, pain control; in 1999, water quality and access; in 2000, food safety; in 2001, quality of urban life; in 2002, developing countries; and in 2003, early childhood.

AN ORIGINAL AWARD

The award consists of a year's worth of free technology consulting where the winners have access to the full range of Altran's skills and know-how - not just its scientific and technical resources, but also its expertise in strategy, organization and marketing.

Through the Foundation Award, Altran engineers have over the years become involved in projects such as designing a robot that bio-encapsulates living cells to ease patients' pain, creating a smart electronic device that can detect breaks in the transportation cold chain to improve food safety and developing a soil decontamination process for obsolete industrial sites in urban areas.



Altran's support to the 2002 Foundation Award winner has given new impetus to innovative products such as the oil lamp that uses heat to produce electricity. Altran carried out scientific research on new semi-conductor materials, increasing electricity output by a factor of 20, redesigning the lamp, designing a satellite radio, cutting industrialization costs, seeking funding and devising a marketing strategy for the winner.

Isolated populations will soon be able to light their homes as well as listen to the radio and also plug in electrical appliances.



2003: THE FOUNDATION AND EARLY CHILDHOOD

The seventh annual award of the Altran Foundation is "technological innovation aimed at helping young children". This cross-disciplinary topic addresses issues such as nutrition, health and safety, schooling and early childhood education. The 2003 award ceremony was held on 19 June at the UNESCO headquarters in Paris and was sponsored by the French Ministry for Research and Technology.


S. HASEGAWA

For the past eight years, Altran has commissioned contemporary artists to create their own personal interpretation of the company's values, namely creativity, innovation and bridging the cultural gaps between human beings. The resulting works are used to illustrate various group publications.

This year the Japanese engraver and painter Shoichi Hasegawa was chosen. Born in Japan in 1929, Hasegawa moved to France in 1961 to improve his knowledge of engraving techniques. His world-renowned works may be found in many American and European art collections.

Hasegawa's travel experiences have led him to combine Asian and Western features in his art. His harmonious, poetic compositions are full of symbolic writing, together with half-tones and transparency in his palette of colours.

www.altran.net


ALTRAN

File n° 82-5164

SHAREHOLDERS PRESENTATION
EXHIBIT 2


ALTRAN

Annual Shareholders Meeting
CNIT – Paris La Défense

30th June 2003



Agenda


ALTRAN

1. **Strategy & projects**
2. Organization & corporate governance
3. 2002 results
4. Earn outs
5. Q1 2003 Sales
6. 2003 Roadmap
7. Conclusion

ALTRAN

An international network of innovation experts



Multi-sector
Aeronautics & Space
Defense
Automotive industry
Transports
Energy
Telecom.
Banking & Insurances
Services
Distribution
Healthcare
Environnement
Building industry
Chemical
Multi-culturel
Germany
Austria
Belgium
Spain
France
United Kingdom
Italy
Luxembourg
Holland
Portugal
Sweden
Switzerland
USA
Brazil
Singapour
Japan
SCIENCES - TECHNOLOGY
&
STRATEGY - ORGANIZATION

1. Strategy & projects

A diversified client risk

- The first 50 clients represents 34% of total sales
- 7 of our 20 largest clients are non-French groups


17,1%
5,6%
11,2%
66,1%

Clients 1 to 10
Clients 11 to 20
Clients 21 to 50
Other Clients

ALTRAN

Innovation is our expertise


Strategy
Industrial investment
Strategy & analysis
Technological
Audit
Project
management
Process monitoring
Process development
& audit
Information
technology
ALTRAN
Organization
Methodology & project
management
System
engineering
Technology
expertise
Research &
Développement
Conception / Design
Optimization
& industrialization
transfer

1. Strategy & projects

- **We decide to highlight four important projects :**
  - Sirena : a maritime regulation tool
  - Vlieland : the first 100% renewable energy island
  - The Lyon-Turin tunnel
  - An ecological building in London

- **These projects show group's capacity of working and implementing various high profile technologies in a project..**

- **And aggregate the know-how of different companies in several countries to give an innovative answer to a client need**

- **Altran's strength is the ability to stay close to its clients but bring them a technology that might have been developed in a different industry or countr**

1. Strategy & projects

Maritime traffic : reducing collisions



SIRENA

A sea traffic control system

Designed and developed by Altran

Reduces collisions between ships as well as other risks such
As oil spills & pollution

Being implemented in the strait of Gibraltar


SPAIN
CAMARINAL
MOROCCO
Depth [m]

1. Strategy & projects

Environment : 100% green energy


AMELAND
LAUWERSOOG
VLIELAND
HOLWERD
0
50 KM
TEXEL
HARLINGEN
GRONINGEN
NORTH SEA
DEN HELDER
Netherlands
IJMUIDEN
ZWOLLE
HAARLEM
AMSTERDAM
ENSCHEDE
LEIDEN
THE HAGUE
UTRECHT
HOGE VELUWE
DELFT
ARNHEM
ROTTERDAM
DELTA REGION
MIDDELBURG
BREDA
TILBURG
EINDHOVEN
GERMANY
BELGIUM
MAASTRICHT
BRUSSELS

Vlieland (The Netherlands)

A fully operational system using renewable non-polluting energies

Auto dependency using natural resources

Ensuring energy self-sufficiency

Preserving its ecology

Understanding, measuring and modeling : wind sea currents biomass and thermal water sources :





1. Strategy & projects

Rail transport

As a high speed train enters a tunnel, complex physical phenomena are observed :

- The train pushes a mass of air and created what is known as "overpressure"
- This slows down the train, a shock wave is produced, and the air temperature in the tunnel rises
- The thump on the eardrum causes discomfort to passengers

The Lyon-Turin Tunnel



ALTRAN contributed to
Optimising the tunnel alignment,
Defining the air colling system,
Eliminating passenger discomfort.

Mechanical and Electrical Engineering

An "ecological and economical" building in the heart of the City in London

- A revolutionary architecture
- An "ecological" and energy efficient building
- Completion scheduled for 2004





Challenges

- Optimize running costs (light and air conditioning)
- Optimize the use of natural ventilation
- Optimize the use of sunlight

Altran resolved the constraints by combining fluid mechanics modelling together with the building's thermal modelling

Agenda

1. Strategy & projects
2. **Organization & corporate governance**
3. 2002 results
4. Earn outs
5. Q1 2003 Sales
6. 2003 Roadmap
7. Conclusion

2. Organization & Corporate governance

The new organization

- **The organization put in place in December 2002 is organized around :**
  - The Executive committee
  - An Operational committee
  - An Organization committee

- **The Operations committee manage the day to day business and provide the group Executive committee with weekly update on group's activities**
  - 18 executive directors have now the responsibility for a definite perimeter either local or by sectors. These responsibility range from activity management through perimeter animation and local support group's branches executive
- **The organization committee has for mission to coordinate all support group's functions, from**
  - Close business support to each executive directors managing local activities of the group
  - A coordination of all support functions (HR, Recruitment, Training, marketing)

2. Organization & Corporate governance

Organization's structure


EXECUTIVE COMMITTEE
Alexis Kniazeff, President
Hubert Martigny, Vice-President
Michel Friedlander, CEO
Eric Albrand, CFO
Jean-Michel Martin, Deputy General Manager
OPERATIONS COMMITTEE
6 Executive Directors
Weekly follow up of group's activities
ORGANIZATION COMMITTEE
5 Executive Directors
Perimeter
Executive Director
One Region or one sector
Perimeter
Executive Director
One Region or one sector
18 perimeters
Perimeter
Executive Director
One Region or one sector
Perimeter
Executive Director
One Region or one sector

2. Organization & Corporate governance

Corporate governance

The board of director is submitting the General Shareholders meeting for its approval :

- The appointment of three independent administrators (resolution 5 to 7)
- The creation of study committees (resolution 24)

2. Organization & Corporate governance

Independent administrators

Guylaine Saucier

- A Fellow of the Institute of Chartered Accountants, Mme Saucier was the President and CEO of Le Groupe Gérard Saucier Ltée, a major company specializing in forest products, from 1975 to 1989.

- Mme Saucier was recently Chair of the Joint Committee on Corporate Governance (CICA, CDNX, TSX) and sits on the Boards of several major Canadian corporations, including Petro-Canada, the Bank of Montreal and Nortel Networks Corporation.

- She has served as Chair, Board of Directors of CBC/Radio-Canada from 1995 to 2000; a leader within the CA profession, Mme Saucier was Chair of the Board of Directors of The Canadian Institute of Chartered Accountants from 1999 to 2000, she was also a member of the Board of Directors of the Bank of Canada from 1987 to 1991, a member of the Commission of Inquiry on Unemployment Insurance in 1986 and a member of the Ministerial Task Force on Social Security Reforms in 1994. Mme Saucier was the first woman to be appointed President of the Quebec Chamber of Commerce. She has played a very active role in the community as a member of the board of various institutions, including the University of Montreal, the Montreal Symphony Orchestra and the Hôtel-Dieu de Montréal.

2. Organization & Corporate governance

Independent administrators

Jean Louis Andreu

- 66, is a civil engineer, and a graduate of the Paris Ecole des Mines. He has an MBA degree from Harvard University as well as a degree from the MITI Japanese Business Study Program.
- After having worked with Paribas' Industry Division, Mr Andreu took on a position as Managing Director of CECA, a subsidiary of Groupe Empain-Schneider. Ten years later, he joined Compagnie Générale d'Electricité (CGE) initially as CEO and Chairman of the board of Joint Français and subsequently as Senior Vice-President of Compagnie Européenne des Accumulateurs. He left CGE when the company was nationalized and became Managing Director first of Société Générale Financière et Industrielle and subsequently of Société du Louvre. In 1988, he joined Schneider as Chief executive officer and Chairman of the board of Télémécanique. In 1991 he joined the Schneider Executive Committee, before being appointed Managing Director of Schneider's International Division, in charge of group activities in Asia-Pacific, South America, the Middle East and Africa, a position he held until his retirement in 2002.
- During his career in business Jean-Louis Andreu also taught at the Paris University Law School, at HEC, and at the CPA.
- Jean-Louis Andreu is a Chevalier in the national order of the Légion d'honneur.

Independent administrators

Yann Duchesne

- 46, a graduate from the Ecole Polytechnique, is a civil engineer educated at the Paris Ecole des Mines. He also holds a degree from the Paris Institut d'Etudes Politiques. He has spent most of his career to date working for McKinsey.
- Mr Duchesne joined the McKinsey group in 1982 as a junior consultant in Washington, DC, and held various positions abroad before being elected partner in 1989, and Senior Partner in 1996, in charge of all industrial businesses.
- From 1998 to 2002, Mr Duchesne was Managing Director of McKinsey's French operations.
- Since 2003 he has been Senior Partner and Managing Director for France of the Doughty Hanson private equity firm.
- In 2002, Mr Duchesne's book, "France S.A.", was published by Editions du Seuil,.
- Yann Duchesne is a Chevalier in the national order of the Légion d'honneur

2. Organization & Corporate governance

Conclusion

- The new organization in place since the 20th of December 2002 enables a constant tuning of group operations

- Financial controls have been reinforced but the group continues to deploy control procedures within the group

- Ricol, Lasteyrie & Associés will continue to help the group in implementing auditing system and procedures as well as conducting audit work until the full implementation of group's own internal audit

- The group is continuing its effort to be in accordance with corporate governance standards

Agenda

1. Strategy & projects
2. Organization & corporate governance
3. **2002 results**
4. Earn outs
5. Q1 2003 Sales
6. 2003 Roadmap
7. Conclusion

3. 2002 results

2001 results retreated from adjustments

	2001	2001 Adjusted	Change (in €m)
Sales	1278.6	1251.9	(26.7)
Others operating income	10.3	10.3	
EBITDA	249.2	216.4	(32.8)
Total operating expenses	(1055.7)	(1061.8)	(6.1)
Employees Profit sharing	(15.6)	(15.6)	
Operating profit (after profit sharing)	217.6	184.8	(32.8)
Operating margin	*17.0%*	*14.7%*	
Net financial income	(5.9)	(11.2)	(5.3)
Taxes	(75.1)	(67.8)	(7.3)
Net result before goodwill & exceptionals	136.7	105.8	(32.7)
Net exceptional income	(2.8)	(4.6)	(1.8)
Goodwill amortization	(13.3)	(13.3)	(0.0)
Group's net result	120.6	87.9	(32.7)
EPS Before goodwill & exceptionals	1.31	0.96	(0.35)
# of shares for EPS calculation	*91 716 381*	*91 716 381*	

3. 2002 results

2002 P&L

	2001 adjusted	2002
Sales	**1251.9**	**1372.9**
Other operating income	10.3	19.1
EBITDA	**216.4**	**117.5**
Total operating expenses	(1061.8)	(1324.6)
Employees Profit sharing	(15.6)	(2.8)
Operating profit (after profit sharing)	**184.8**	**64.6**
Operating margin	*14.7%*	*4.7%*
Net financial income	(11.2)	(27.7)
Taxes	(67.8)	(23.3)
Net exceptional income	(4.6)	6.5
Net result before goodwill & 2001 corrections	**101.2**	**20.1**
Goodwill amortization	(13.3)	(96.7)
2001 Corrections		(32.7)
Group's net result	**87.9**	**(109.3)**

3. 2002 results

2002 sales

- 2002 sales growth of 5.3% stands at 1346,1 vs 1351.7 published on 23rd February 2003

€1351.7m

Deconsolidation of DTS (brazil) on H2	€ (4.2)m
Technical adjustments	€ (1.3)m
2001 Sales adjustment	€ 26.7m
Total impact on 2002 Sales	€ 21.2m

€1372.9m

- Contribution of acquisitions made during 2002 on 2002 sales are of 170,7m€

- Organic growth over 2001 have been –5.3%

3. 2002 results

Operating margin analysis

	2001 adjusted	2002	% change
Sales	1251.9	1372.9	9.7%
Others operating revenues	10.3	19.1	85.5%
G&A	(124.9)	(154.8)	23.4%
Total personal costs	(771.8)	(957.1)	24.0%
Provisions	(16.0)	(50.1)	124.6%
Others	(148.9)	(162.6)	13.8%
Operating profit (before profit sharing)	200.4	67.4	(66.4%)
Operating margin (before profit sharing)	*16.0%*	*4.9%*	
Profit sharing	(15.6)	(2.8)	(82.1%)
Operating profit (after profit sharing)	184.8	64.6	(65.0%)
Operating margin (after profit sharing)	*14.7%*	*4.7%*	

3. 2002 results

Staff evolution

- ➢ Staff cost is largely due to an important increase of average staff in 2002
- ➢ Staff increase has been led by natural recruiting and acquisitions consolidated on the 2nd quarter of 2002
- ➢ In 2001 staff evolution have been gradual

Average staff



+17.2%
14 683
17 203
2001
2002

Total staff evolution



+8.9%
-0.8%
-2.3%
16 543
18 008
17 862
17 445
Dec 2001
june 02
Dec 2002
march 03

- ➢ Group's target is to adapt its resources to the level of activity through natural attrition and a fine tuning of the hiring process
- ➢ Since the end of 2002 staff evolution is under control
- ➢ First effect have been noticed on Q1

3. 2002 results

Financial expenses	**€ 27.7m**	
Of which CB Interest	**€ 15.5m**	**Recorded in the P&L**
Of which impact of investment in listed shares	**€ 8.1m**	**Recorded in the P&L**
Impact on 2001	*€ 5.3m*	
Impact on 2002	*€ 2.8m*	
Latent loss on Altran's shares	*€ 8.1m*	
Total Loss	**€ 16.2m**	

Exceptional revenues	**€ 6.5m**
Investment in CB purchased in 2002 (a)	**€ 10.1m**
Book value of CB purchased in 2002 (b)	**€ 17.9m**
Profit (a-b)	**€ 7.8m**

3. 2002 results

Goodwill adjustment

- Following a COB recommendation : impairment test has been made on subsidiaries representing € 128.2m of goodwill (22 companies)

- DCF method applied to valuate goodwill in the balance sheet

Total goodwill amortization	€ 96.7m
Of which Periodic amortization	€ 20.3m
Of which Exceptional amortization	€ 76.4m

Receivables evolution


In €m
In days
500
450
400
350
300
250
200
150
100
50
0
140
120
100
80
60
40
20
0
104 days
124 days
107 days
85 days
210
368
447
387
1999
2000
2001
2002
2003
Receivables
DSO

3. 2002 results

Receivables evolution details

	31 dec 2001	31 dec 2002	Change
Receivables	446.5	386.9	(59.6)
Sales of receivables	53.0	0	(53.0)
Total receivables	499.5	386.9	(112.6)
Provisions impact			(25.8)
Impact of 2001 turnover corrections			(26.3)
Increase of receivables related to 2002 acquisitions			59.1
Receivables improvement			(119.6)

3. 2002 results

Net debt as of dec 2001	271

2002	
EBITDA	118
Financial revenue	(28)
Exceptional revenue	6
Taxes	(23)
Profit sharing	(3)
2001 adjustments	(14)
WCR change	(16)
Acquisitions cash-out	(207)
	167

Net debt as of dec 2002	435

3. 2002 results

Net Debt as of 31st December 2002

Convertible	€430.6 m	Expires: 1 January 2005
Mid-term Bank Loan	€95.7 m	Not Used: €104.3m Term: June 2007
Short-term Bank Loan	€77.6 m	
Sale of Receivables	€0.0 m	
Total Financial Debt	**603.9€ m**	Cash Available €211.4 m
Net Financial Debt	**€392.5 m**	
Employees Profit Sharing	€23.0 m	
Accrued Interest	€20.0 m	
Net Debt	€435.5 m	

Financial Ratios


ALTRA

Net Financial Debt/ Shareholders Equity	x 1.6
Net Financial Debt/ EBITDA	x 3.3
EBITDA/ Net Interest Expense	x 4.3

Agenda

1. Strategy & projects
2. Organization & corporate governance
3. 2002 results
4. **Earn outs**
5. Q1 2003 Sales
6. 2003 Roadmap
7. Conclusion

4. Earn out

Earn out principle

- Acquisition are paid through an initial fixed payment and a five year earn out program
- No earn-out is paid if no increase in net income every year during the earn-out program
- The calculation of earn-outs is <u>based</u> on increase in net income as compared to <u>highest historical</u> during the earn-out period


Net Income
Earn-out Payment
No Earn-out Payment
Earn-out Payment
Earn-out Payment
N
N+1
N+2
N+3
N+4
Years

4. Earn out

Assumptions used to build-up our forecast

- **We used three levels of net profit increase every year in our scenarios based on internal forecasts**
  - 5 % growth
  - 10% growth
  - 15% growth
- **To build-up our various scenarios we have divided companies under earn out into 3 different categories**
  - **Loss making companies in 2002 and 2003.**
    - Wed haven't factored any earn-out payment during the rest of the earn out program for these companies.
    - 5 Companies are in this category.
  - **Loss making companies in 2002 but that will break even in 2003.**
    - We then have used our internal forecast for 2003 and factored in a variable increase of net result during the rest of the earn out program. Every year these companies profit exceed the highest historical earn-out level during the rest of the period they then receive an earn out.
    - 20 companies are in this category
  - **Profitable companies in 2002.**
    - We have used a variable increase of net profit every year and factored in an earn out every year when the profit is higher than the highest historical level of profit ever achieve by the company.
    - 48 companies are in this category

4. Earn out

ALTRAN

Earn-out to be paid if 15% growth of net income every year (in €m)


140
120
100
80
60
40
20
0
70
60
50
40
30
20
10
0
63
59
44
33
13
1
66,1
29,9
70,0
24,6
66,3
22,5
58,2
19,9
23,1
9,0
1,6
4,0
2003e
2004e
2005e
2006e
2007e
2008e
Total cumulative profit of Cie under earn-out 2003-2008 = €287.7m
Total cumulative earn-out 2004-2009 = €107.5m
Earn out to be paid in n+1
Net result of Cie under EO
Number of companies under EO

Earn out are paid in year n+1 depending on results achieved in year n.

Example : €29.9m to paid in 2004 regarding 2003 net result of €66.1m

4. Earn out

Earn out hypothesis (in €m)

- Earn out hypothesis presented are based on an increase every year of net results of companies under earn-out.
- Earn out calculated on the net results of year n are to be paid on the year n+1
- Example : €29.8m in 2003 based on an hypothesis of 15% increase of net profit from 2002 to 2003 will paid in 2004

Every year hypothesis of net result increase used	Total	2003e	2004e	2005e	2006e	2007e	2008e
15%	107.5	29.8	24.6	22.5	19.9	9.0	1.6
For a total net profit of	287.7						
10%	73.7	23.9	17.1	14.2	12.3	5.4	0.8
For a total net profit of	259.3						
5%	44.5	17.8	10.3	7.0	6.3	2.7	0.3
For a total net profit of	233.6						

4. Earn out

Historical performance of acquisitions since 1996

	1996	1997	1998	1999	2000	2001
Sales excl. Companies under EO	167.7	201.2	284.4	319.6	440.7	606.1
Sales of Companies under EO	42.8	90.1	152.8	295.3	459.6	672.5
Net result excl. Companies under EO	18.1	19.8	26.6	35.5	54.9	64.1
Net result of Companies under EO	2.6	8.8	17.8	26.9	38.2	70.2
Net margin excl. Companies under EO	10.8%	9.8%	9.4%	11.1%	12.5%	10.6%
Net margin of Companies under EO	6.0%	9.8%	11.7%	9.1%	8.3%	10.4%



4. Earn out

Return on Investment Case Study on 1996 Acquisitions

	1996 acquisitions
Initial payment	11.5
Cumulative earn-out paid over the period	36.1
Total cost of acquisition	**47.6**
Initial profit	1.9
Profit at the end of EO period	13.7
Cumulative profit	**38.7**
Profit next year of EO program exit	12.2

Agenda


ALTRAN

1. Strategy & projects
2. Organization & corporate governance
3. 2002 results
4. Earn outs
5. **Q1 2003 Sales**
6. 2003 Roadmap
7. Conclusion

5. Q1 2003 Sales

- Sequential split of sales of 2002 doesn't offer a reliable basis of analysis
- Q1 2003 stands at €352.9m in line with a theoretical average quarter of 2002 of €343m
- International sales represent 52% of total sales at €183.4m
- France operations contributed for €169.5m
- Contributions of acquisitions realized in 2002 represent €52.5m and no acquisitions had been made on the first quarter of 2003


ALTRAN

5. Q1 2003 Sales

Q1 2003 sales analysis

	Q1 2003
Revenues without contribution of acquired companies (a)	300.3
Contribution of companies acquired in 2002 (b)	52.6
Contribution of companies acquired in 2003 (c)	0.0
Total consolidated (a+b+c)	352.9

Agenda

1. Strategy & projects
2. Organization & corporate governance
3. 2002 results
4. Earn outs
5. Q1 2003 Sales
6. **2003 Roadmap**
7. Conclusion

5. 2003 roadmap

- **Centralize cash available in the group**
  - Target : €100m to €150m by 2003 year end
- **Achieve sales of receivables**
  - Target : €80m to €100m by year end 2003 and up to €150m by year end 2004
- **Reduce DSO**
  - Target : €50m by year end 2004
- **Restore margins**
- **CB method of refinancing should be disclosed by the end of 2003**

Agenda

1. Strategy & projects
2. Organization & corporate governance
3. 2002 results
4. Earn outs
5. Q1 2003 Sales
6. 2003 Roadmap
7. **Conclusion**

6. Conclusion

- The environment remains challenging especially in Q2 2003

- Group's 2003 objectives are clear :
  - Maintain group's commercial dynamism
  - Restore satisfactory margins
  - Reach a sane balance sheet structure
  - Restore confidence in financial statements

File n° 82-5164

LETTER TO SHAREHOLDERS
EXHIBIT 3

General Meeting of the 30th June 2003

Minutes and Summary of the Resolutions

Dear Shareholders,

The General Meeting on the 30th June was important as it was an occasion to review together with yourselves the situation of the Group and its efforts to take effective and corrective action concerning what had been dysfunctional in the past and to make sure that the same doesn't happen again in the future.
It was also a constructive meeting as it will help us better meet your expectations, particularly concerning communication.

In this regard I wish to thank you for the quality of the discussion that we had. Your questions were those of shareholders with a concern for the interests of the Group, this I found especially encouraging.

The various shareholder associations present at the meeting spoke on your behalf and put forward a request for more regular information. We will set ourselves this task.

The 2002 financial year closing was done with a determination to correct and account for prior year adjustments and to have an accurate view of the economic situation of the Group.

Efforts will be pursued to restore financial stability, to implement internal control procedures adapted to our organisation and the diversity of our business, and to safeguard the dynamism of our subsidiaries.

As I have promised, the Group is now moving towards an organisational model headed by a Supervisory and Management Board.

The appointment of three independent administrators to the Group's Board of Directors, Guylaine Saucier, Yann Duchesne and Jean Louis Andreu, is the first step in the setting up of strong corporate governance throughout the Group. An Audit Committee will shortly be set up and will be headed by Madame Guylaine Saucier, who is internationally renowned for her work on and the positions she has held in corporate governance.

Altran has based its development on the quality, scientifical abilities and technological skills of its consultants. Our major asset is the capacity to innovate and implement solutions adapted to the needs of our clients using the most advanced technologies. Our responsibility as company executives is to defend and promote this capacity and steer our organisation back on course, one of profitable, controlled and long term growth.

Yours sincerely,

Alexis Kniazeff
Chairman of the Board of Directors

General Meeting of the 30th June 2003

Besides dealing with the reports and the accounts for the year 2002, the shareholders of ALTRAN TECHNOLOGIES, at their General Meeting on the 30th June, were also asked to approve various resolutions presented by the Board of Directors.

These resolutions, details in annexe, had as object:

- Strengthen the corporate governance rules of the Group.
- Authorise the Board of Directors to carry out financial transactions.
- Improve the shareholder identification procedures of the Group, in application of the provisions of the French Law on New Economic Regulations (Loi N.R.E).

The meeting opened with the proposition of an amended version of Resolution 21 – entitled Resolution A - authorising the Board of Directors to extend the time limit for the exercising of stock options granted in 2001 and 2003.

All the resolutions were approved by vote, except for resolution 21 (replaced by resolution A which was then voted on and approved) and resolution 23, which contained a change in the company's Articles of Association allowing the appointment of an employee representative as administrator to the Board of Directors.



Key figures:

- Revenues: 1,372.9 million Euro, up nearly 10% over the previous year proforma figures.
- Operating Profit: 67.4 million Euro, giving an operating margin of 4,9% compared to a pro forma margin of 16% in 2001.
- An Ebitda of 117.8 million Euro representing, 8.6% of Revenues.
- 2002 Losses of 109,3 million Euro, that is 5.9% of revenues, taking into account the prior period adjustments of 2001 (32,7 million Euro) and amortisation of goodwill (96,7 million Euro).
- Excluding amortisation of goodwill and prior period adjustments, the Group's net profit was 20.1 million Euro.

Report of the General Meeting

During the meeting the chairman, Alexis Kniazeff, together with Chief Executive Officer, Michel Friedlander and Chief Financial Officer, Eric Albrand, presented the Group's activity and financial situation in 2002 as well as events occurring since the end of the financial year.

The conditions in which the year-end closing was carried out were discussed, emphasising the efforts that had been undertaken to ascertain the state of the Group, correct prior period adjustments in the accounts, ensure transparency in financial information and steer the Group back on to a course of steady and long term growth.

The major concerns during the preparation of the accounts were:

- understand the reasons for, the nature of and the conditions that made possible what was dysfunctional.
- take the necessary accounting action so that the figures for revenue and net profit actually reflect the economic situation of the Group as at the end of 2002.
- act on the lessons to be learnt, both management and organisational.
- define procedures, particularly in terms of internal control, so that what was dysfunctional doesn't occur again.

The year-end closing procedures revealed that:

- certain transactions recorded in 2001 should have been recorded in 2002.
- following an impairment test of Group's goodwill and to take into account the current economic environment, an exceptional goodwill amortisation of 76.4 million Euro, in addition to the annual goodwill amortisation of 20,3 million Euro had to be booked.
- the Brazilian company DTS had to be de-consolidated in the second half of the year, pending the audit of their accounts.

The adjustments relating to the financial year 2001 amounted to 32.7 million Euro and were mainly the result of the following :

- 26.7 million Euro of revenue mistakenly accounted for in 2001 due to weaknesses in cut-off and revenue recognition procedures;
- adjustments and provisions for operating costs;
- off balance sheet items which hadn't previously been accounted for.

All these 2001 related adjustments have been booked apart on a line entitled Prior Period Adjustments, this is in accordance with French GAAP (Avis du Conseil National de la Comptabilité, June 1997) and therefore impact the results for the financial year 2002.

An adjusted 'pro forma' figure for 2001 Revenue of 1,251.9 million Euro has been published, to be compared with the previous one of 1,278.6 million, i.e. a decrease of 2.09%.

Revenues for 2002 amounted to 1,372.9 million Euro (an increase of 9.7% on the pro-forma revenue figure for 2001) of which over half, 52%, i.e. 712.8 million, was generated outside of France. It is to be noted that Group revenues are both structurally and geographically well spread out, the 50 largest clients account for one third of total revenues, and 7 of the 20 largest clients are international industrial groups.

Operating income in 2002 amounted to 67.4 millions Euro, representing a 4.9% margin on Revenues, compared to a pro forma margin of 16% in 2001.

The main increase in operating expenses during 2002 came from payroll costs that rose to 957 million Euro for the year ending 31st December 2002, that is to say an increase of 24%, which for the most part is related to the increase in staff numbers following the company acquisitions that took place in 2002.

Payments made during the financial year 2002 concerning company acquisitions amounted to 199.4 million Euro.

Group's net results, after prior period adjustments and exceptional and ordinary amortisation of goodwill, is a loss of 109.3 million Euro.

Eric Albrand outlined the various manners available to the Group to finance its debt and declared he was confident about the capacities of the Group to achieve that objective. He likewise confirmed that before the end of the year he will present the refinancing plan for the convertible debt due on the 1st January 2005.

Michel Friedlander spoke about Group organisation and operational management, went over the details of the new procedures put in place last December and outlined the role of the Operational Committee whose responsibility it is to co-ordinate and support Group subsidiaries both within and outside of France.

A presentation was made to the shareholders of various projects being developed by Altran and which illustrate the skills and abilities of the Group.

Among these were the following :

- A maritime traffic control system, SIRENA, being installed in the Straits of Gibraltar, which helps avoid collisions between ships and thus reduces the risks of oil spills and pollution.
- A system of renewable and non polluting energy, a world first installed on the island of Vlieland in the north of Holland ;
- A 'revolutionary' building presently under construction in the heart of London's financial 'City'. Altran used a fluid mechanics model together with a thermal model of the building and helped put in place lighting and ventilation systems that are both economical and ecological.

- The Lyon-Turin tunnel where the challenge was to find a solution for the physical phenomena encountered by the train on entry into the tunnel, particularly those effecting passenger comfort.

During question time, shareholders asked for more information on those responsible for what was dysfunctional in the past.

The Board of Directors explained that every time a problem had been identified that undermined the Group's interests, the Group acted immediately to correct management procedures and engage in legal action where the fault warranted it. The Board declined to comment on those cases where legal action was in course, saying it was not for the Board to judge those who were responsible.

Alexis Kniazeff confirmed the determination of the Board of Directors to have **a strong corporate governance within the Group** and pointed out that the appointment of the independent administrators and the creation of the committees within the the Board of Directors were the first steps. The objective of the Group is to move towards an organisational model headed by a Supervisory and Management Board.

The Board of Directors met after the Shareholders General Meeting and re-appointed Alexis Kniazeff as chairman of the Board.

For more information

- The 2002 Annual Report can be obtained by contacting Group Head Office, the Paris 'Tribunal de Commerce', or the bank BNP Paribas ;
- it can likewise be consulted on the Group web site **www.altran.net**, together with the presentation made by the Board of Directors during the Shareholders Meeting.

Summary of the Resolutions submitted for shareholder approval

1 - **Resolutions related to the approval of the reports and company and consolidated group accounts for the financial year ended 2002** as well as the allocation of the results *(Resolutions 1 to 4)*.

2 - **Measures aimed at reinforcing corporate governance**

- **Appointment of 3 independent Administrators** *(Resolutions 5 to 7).*

Guylaine Saucier

Former Chairwoman of the Board of the Canadian Institute of Chartered Accountants, administrator of various large Canadian public companies, such as Nortel, Petro-Canada and the Bank of Montreal, Guylaine Saucier is renowned for her work on corporate governance and the workings of Boards of Directors. Member of the Executive Committee of the International Federation of Accountants (IFAC), she is active in work groups on the strengthening of the powers and efficiency of the accountancy profession through out the world.

Born in Noranda - Quebec, Guylaine Saucier is 56 years old and is a graduate of the Montreal École des Hautes Etudes Commerciales. She was CEO of the timber & materials Group, Gérard Saucier, from 1975 until 1989, and was Chairwoman of the Board of Directors of CBC / Radio Canada from 1995 until 2000. She was also the first woman to take the chair of the Quebec Chamber of Commerce. In 1989 Madame Saucier is a member of the Order of Canada.

Jean-Louis Andreu

Jean-Louis Andreu, 66 years old, is a civil

engineering graduate from the Paris École des Mines, he has an MBA from Harvard University, and a degree from the MITI Japanese Business Study Program.
After having started his career in the Industrial Division of Paribas, he became General Manager of CECA, a subsidiary of the Empain-Schneider Group. Ten years later he joined Compagnie Générale d'Electricité (CGE) occupying successively the positions CEO of Joint Français and deputy CEO of Compagnie Européenne des Accumulateurs. He left CGE when the Group was nationalised to take the position of General Manager of Société Générale Financière et Industrielle, later moving to Société du Louvre. In 1988 he joined Schneider where he was appointed CEO of Télémécanique. In 1991 he became a member of the executive committee, and subsequently General Manager, of the International Division in charge of developing Group activities in Asia and the Pacific, South America, the Middle East and Africa, until his retirement in 2002.
While pursuing his career in business, Jean-Louis Andreu has also held teaching positions at HEC and CPA.
Jean-Louis Andreu is a member of the Légion d'Honneur.

Yann Duchesne

Yann Duchesne, 46 years old, graduate of the French École Polytechnique, civil engineer from the Paris École des Mines, and graduate of the Paris Institut d'Etudes Politiques, has spent most of his career to date with McKinsey.

He joined McKinsey in 1982 as a junior consultant in Washington, held various foreign positions before becoming a partner in 1989 and then a senior partner in 1996 in charge of all Industrial sectors. From 1998 to 2002 he held the post of General Manager of McKinsey in France. Since 2003 he has been Senior Partner and General Manager for France of the Investment Fund, Doughty Hanson.

At the same time, in 2002, Yann Duchesne wrote a book, 'France S.A', Editions du Seuil. Yann Duchesne is a member of the Légion d'Honneur.

- **Renewal of the mandate of administrator** for Monsieur Alexis Kniazeff for a period of 6 years *(Resolution 8) ;*

- Inclusion in the Articles of Association the possibility to appoint shareholding employees as administrators (*Resolution 10, Resolution 23 /* amendment of article 11 of the Articles of Association – Resolution defeated by all the shareholders).

- Authorisation allowing the Board of Directors to **create Study Committees** and to determine the remuneration of the members of these committees. *(Resolution 24 / amendment of article 13 of the Articles of Association);*

3 - Autorisation to carry out financial transactions

- **transactions involving company share capital**

1) Authorisations allowing the company to conduct transactions with company shares, notably with regard to:

- Financing company growth ;
- Optimising company asset and financial management *(Resolutions 9 and 12)* ;
- During take-over bids of the company's shares *(Resolution 16)* ;
- Financing the acquisition of publicly listed companies *(Resolution 17)* ;
- Financing the acquisition of private companies *(Resolution 18)* ;
- Reserving share capital increases for company and Group company employees who are part of the employee savings scheme *(Resolution 20)* ;

Whether it be:

- Purchase by the company of its own shares. The maximum that may be bought back is 10 % of the share capital. *(Resolution 9).*
- Reduce share capital by cancelling shares bought back as part of purchase of own share programme, by period of 24 months and to the limit of 10% of share capital *(Resolution 12).*
- Increase share capital

By issuing shares or securities giving access to shares of the company with a max of 15 million euro of nominal value.

- With and without preferential rights to subscribe *(Resolution 13 and 14)*
- By incorporating reserves, profits or premiums *(Resolution 15)*.

The overall value of share capital increases is limited to 400 million Euro as compared to the 700 millions Euro as allowed for in previous authorisations.

- **Authorisation allowing employees take up shares in the company, particularly as regards:**
  - granting stock options for the benefit of the employees or their representatives, within a limit of 6% of share capital, in one or more installments during a period of 36 months *(Resolution 19)*.
  - extending the time limit for exercising stock options granted by the Shareholder General Meeting of the 11th June 1999 and the stock option programmes of 2001 and 2003. (*Resolution A replacing Resolution 21* – the latter was voted against by the Meeting which decided that only the 2001 option programme would benefit from an extension of the time limit).
- **Other financial transactions**
  - Authorisation to issue bonds and other securities giving the similar creditor rights on the company up to 400 million Euro. *(Resolution 11)*.

4 - Improve shareholder identification and shareholder general meeting entry proceedures (statutory amendments as per french law, Loi N.R.E)

- **Sanctions in case of shareholders or their proxies** not duly abiding by the identification procedure. Any person acting alone or in concert, holding directly or indirectly more than 0.5% of the share capital, or a multiple of thereof, must within 15 days declare or otherwise inform the company of the total number of their voting rights or of securities giving rights to share capital. Non compliance with this procedure will be sanctioned by suspension of voting rights at all shareholder meetings for 2 years for those shares exceeding the amount that should have been declared. *(Resolutions 22 / amendment of article 7 of the Articles of Association)*.
- **Definition of entry requirements to shareholder general meetings** and identification of non-resident shareholders, in compliance with French company law, Loi N.R.E. *(Resolution 25 / amendment of article 17 of the Articles of Association)*.

Financial Communication Plan for the following months:

- Communication of debt financing agreements reached with banks;
- Publication of 2003 2nd Quarter Revenue figure;
- Publication 2003 1st Half Year Results.

Head of shareholders & investors relations:
Laurent Dubois
e-mail adress: comfi@altran.net

www.altran.net

ALTRAN TECHNOLOGIES
A joint stock company with a capital of 46.817.065,50 Euros.
Registered office:
58, boulevard Gouvion Saint-Cyr - 75017 PARIS - Tel. 01 44 09 64 00
702 012 956 RCS PARIS